RESERVES AND RESOURCES IN THE SAN MARTIN MINE,

QUERETARO STATE, MÉXICO

AS OF SEPTEMBER 30, 2019

UTM Nad 27 México Coordinates

Centered at approximately:

(398,300E and 2,292,500N)

Prepared for:

STARCORE INTERNATIONAL MINES LTD.

Prepared by:

Erme Enriquez C.P.G., BSc, MSc

Effective date:  September 30, 2019

Report date: October 30, 2019

TABLE OF CONTENTS

1.SUMMARY8

1.1Introduction8

1.2Property Description and Location8

1.3Exploration and Mining History8

1.4Gold and Silver Processing and Recovering9

1.5Geology and Mineralization9

1.6Mineral Resources Estimate10

1.7Mineral Reserve Estimate12

1.8Mining Operations12

1.9Conclusions and Recommendations13

2.INTRODUCTION15

2.1Issuer and Terms of Reference15

2.2Source of Information15

2.3Qualified Person16

2.4Units and Currency16

3.RELIANCE ON OTHER EXPERTS16

4.PROPERTY DESCRIPTION AND LOCATION17

4.1  Location17

4.2Property Description18

4.3Mineral Tenure, Agreements and Encumbrances20

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY21

5.1Access21

5.2Climate21

5.3Local Resources and Infrastructure21

5.4Physiography22

6.HISTORY23

7.GEOLOGICAL SETTING AND MINERALIZATION26

7.1Geology26

7.2Mineralisation26

8.DEPOSIT TYPE29

9.EXPLORATION31

10.DRILLING33

11.SAMPLE PREPARATION, ANALYSES AND SECURITY34

12.DATA VERIFICATION35

13.MINERAL PROCESSING AND METALLURGICAL TESTING36

13.1Process of the Benefit Plant36

14.MINERAL RESOURCE ESTIMATES39

14.1Introduction39

14.2Density39

14.3Methodology39

15.0 MINERAL RESERVE ESTIMATES41

15.1Introduction41

15.2Methodology42

15.3Definitions43

15.4Reconciliation of Mineral Reserves to Production46

15.5Mineral Reserves47

15.6Factors that may affect the Reserve Calculation49

16. MINING METHODS51

16.1Mining Operations51

16.2Mining Method51

16.3Mining Equipment56

17. RECOVERY METHODS57

18. PROJECT INFRASTRUCTURE57

19. MARKET STUDIES AND CONTRACTS59

20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT59

20.1General59

20.2Permitting59

20.3Tailings Dam and Reforestation60

20.3Social and Community Impact61

21. CAPITAL AND OPERATING COSTS62

22. ECONOMIC ANALYSIS63

23. ADJACENT PROPERTIES63

24. OTHER RELEVANT DATA AND INFORMATION63

25. INTERPRETATION AND CONCLUSIONS63

25.1Exploration63

25.2Resource Estimates64

25.3Mineral Reserve Estimates64

26. RECOMMENDATIONS65

26.1Exploration Program65

26.2Geology, Block Modeling, Mineral Resources and Reserve65

27. REFERENCES68

CERTIFICATE70

APPENDIX I71

RESERVE BLOCKS BY MINE AREA71

LIST OF TABLES

Table 1-1: Mineral Resources Inferred and Indicated, San Martín Mine	11
Table 1- 2: Mineral Reserve Estimate Proven and Probable, San Martin Mine	12

Table 4 1: List of Mining Titles for the San Martin Mine Project	20

Table 6- 1: Summary of production for the San Martín Mine project (1993 to September 30, 2018)	25

Table 14 1: Inferred and Indicated Mineral Resources at the San Martín Mine	40

Table 15 1: Resources transformed into reserves from Apr 2014 to Apr 2018	46
Table 15 2: Mine Plant Reconciliation San Martin Mine	47
Table 15 3: Proven and Probable Mineral Reserves, Effective Date September 30, 2019	48

Table 16- 1: SIM List of Mine Equipment in the San Martin Mine Project	56

Table 20- 1: List of permits of the San Martin Mine	60
Table 20- 2: Neighboring community population at San Martin mine	62

Table 26 1: Drilling budget for 2020, San Martin and Santa Elena	65

LIST OF FIGURES

Figure 4- 1: Location map of the San Martin Mine Project	18
Figure 4 2: San Martin and Surrounding Area Property Map	19

Figure 5- 1: Physiographic map of Mexico showing the location of the San Martin Mine. After Raisz, 1964.	23

Figure 7- 1	Generalized regional geologic map of the San Martín Mine Project (After Labarthe, et. al, 2004)27
Figure 7- 2	Generalised stratigraphic column of the San Martin Mine region28

Figure 8- 1: Generalised sketch of kinematic evolution and structural styles of fold-and-thrust faults in the San Martin Mine	30
Figure 8- 2: Schematic cross section showing the key geologic elements of the main epithermal systems and their crustal depths	31

Figure 9- 1: Map of the district showing the San Martin and the Santa Elena vein, to the NE and SW. On the right, a microstructure of the Soyatal Formation, a mirror of the major structure at San Martin. Source Geology Department	33

Figure 13- 1: Flowsheet of the mill process at San Martin Mine Project	38

Figure 15- 1: Typical vertical longitudinal section (VLP) showing the blocks of proven and probable ore in the San José II orebody	49
Figure 15- 2: General vertical longitudinal section of the San Martin Mine showing the proven and probable reserve blocks.	50

Figure 18- 1: Portal of the incline for the San Martin Mine	57
Figure 18- 2: Installations of mill at the San Marin Mine	58
Figure 18- 3: Office buildings for the mine. Operation of the furnace at the San Martin assay laboratory.	58

Figure 20- 1: Reforestation on the NE side of the tailings dam at San Martin	61

ACRONYMS AND ABBREVIATIONS

AbbreviationDescription Unit

Au Gold

AuEqGold equivalent

AgSilver

CIMCanadian Institute of Mining

cmCentimetre

CMPBCompañía Minera Peña de Bernal

CPGCertified Professional Geologist

CRFCemented Rock Fill

COOChief Operating Officer

EEast

epepidote

Feiron

FAFire Assay

ggram

g/tgrams per tonne

gptgrams per tonne

hahectare

HQdrill core size (63.5 mm)

ICPInductively Coupled Plasma

INEGIInstituto Nacional de Estadística y Geografía

IPinduced polarization

K-sparPotassium feldspar

kgkilogram

kmkilometre

llitre

LOMLife of Mine

mmetre

m.a.s.l.metres above sea level

mmmillimetre

m2square metre

m3cubic metre

Mmillion

MaMillion years

MX$Mexican peso

NNorth

NENortheast

NI 43-101 National Instrument 43-101 Standards of Disclosure for Mineral Projects

NQdrill core size (47.6 mm)

NSRNet Smelter Return

NWNorthwest

Oxoxide

oztroy ounce

oz/tounce per tonne

PENBER Peña de Bernal Lab

P.EngProfessional Engineer

P.GeoProfessional Geologist

ppbparts per billion

ppmparts per million

QA/QCQuality Assurance/Quality Control

QtzQuartz

QPQualified Person

S.A. de C.V. Sociedad Anónima de Capital Variable

SE Southeast

SEMARNATSecretaría del Medio Ambiente y Recursos Naturales

Sersericite

SGspecific gravity

SRMstandard reference material

SIMStarcore International Mines LTD

SWSouthwest

tontonne

US$United States dollar

UTMUniversal Transverse Mercator

WWest

WGMWatts, Griffis & McQuat, Ltd

WGSWorld Geodetic System

%percent

°Cdegree Celsius

Gold equivalent

Contained ounces

1.SUMMARY

1.1Introduction

In October 2019, Erme Enriquez was retained by Salvador Garcia, Chief Operations Officer (COO) for Starcore International Mines LTD (“SIM”), to perform an Updated Reserve and Resource Estimate in the San Martin Mine, in accordance with the reporting requirements of Canadian National Instrument 43 101 (“NI 43 101”) and Form 43-101F1.

The Mineral Reserve update was performed by the San Martin´s mine personnel, all employees of SIM. SIM also provided the sections on geology, mining methods, project infrastructure, market studies and contracts, capital and operating costs, and economic analysis and a part of the conclusions and recommendations

Erme Enriquez is a Qualified Person under NI 43-101 and have no affiliation with SIM except that of independent consultant/client relationships.  Mr. Enriquez has been an employee of Minas Luismin, first owner of San Martín, and then of Wheaton River, for more than 21 years and he participated in the supervision of the exploration and exploitation of San Martin from 1993 to 2003. Mr. Enriquez was responsible for assembling all items of the technical report and for preparing the Mineral Resource Estimate.

The effective date of this technical report is September 30, 2019.

1.2Property Description and Location

The San Martin mine is located 47 kilometres, in straight line, northeast of the Queretaro City, Queretaro State, on local road No.100 and about 250 kilometres NW of Mexico City, near the towns of Tequisquiapan and Ezequiel Montes.  The San Martin mine underground mine has been in operation since 1993.

The San Martin mine complex consists of 8 mining claims that cover 12,991.7805 hectares. The total annual land-holding costs are estimated to be US$105,190 dollars.  All mineral titles and permits are held by Compañía Minera Peña de Bernal, S. A. de C. V. (CMPB), a direct, wholly-owned subsidiary of SIM.  A 3.0% net smelter returns royalty (“NSR”) is payable to Servicio Geológico Mexicano (“SGM”- Mexican Geological Survey) on the claims San Martin Fracc. A, Title 215262, San Martin Fracc. B, Title 215263 and San Martin Fracc. C, Title 215264.

1.3Exploration and Mining History

The deposit was discovered in the 18th century and high-grade mineralization reportedly was exploited by the Spaniards for approximately 40 years; however, no production records exist.  The first records show the Ajuchitlán Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 g Au/t and 100 g Ag/t from1900 to 1924.

In 1982, the Mexican government, through the Council of Mineral Resources (CRM) staked a mining claim of 6,300 hectares which covered the area of the mine in its central part. In 1986 Minas Luismin negotiated with the CRM an option in the mining claims of his property for a payment of US $ 250,000 dollars and a royalty of 5%, which latter was reduced to 3% in 1996.

Luismin started explorations in early 1992 and at the end of 1993 the exploitation begins with an open pit in the San José oreshoot. This open-pit changed to underground when it is discovered that it was not a disseminated Carlin-type deposit, but that it was a vein structure, then, in mid-1994, the underground works began in the same San José and San Martin oreshoots.

In the year 2000 the operation began mining some of the steeply dipping vein structures known as “tronco” and “manto” deposits. Over the last 27 years the mining has at times been predominantly from those oreshoots.

Over the period August 1, 2013 to September 30, 2019 the mine operated at an average 750 tpd using mechanized mining equipment such as single boom jumbos, 3.5-yard scooptrams and 10 to 20 tonne haulage trucks.  In   Conventional jackleg drills are still used in some of the mine headings.

1.4Gold and Silver Processing and Recovering

The most relevant mineral processing and recovery information is derived from the results of the modern operations at the San Martin mine that began in 1993.  Processing was done by crushing, grinding, and tank leaching with cyanide, followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré.  Records show that from 1993 through 2018, the mill processed over 6.77 million tonnes of ore with average head grades of 2.88 g Au/tonne and 43 g Ag/tonne.  During this 27-year period, the mill recovered, on average, 82.1% of the contained gold and 55.5% of the contained silver.

1.5Geology and Mineralization

The San Martín gold-silver district hosts classic, medium-grade gold-silver, epithermal vein deposits characterized by low sulphidation mineralization and adularia-sericite alteration. The San Martin veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Upper Cretaceous black limestone and calcareous shales of the Soyatal-Mexcala Formation.  Tertiary Lower Volcanic series of rhyolite flows, pyroclastics and epiclastics, overlain the sediments.

Mineralization at San Martín occurs in association with an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure trending approximately N40°-60°E, dipping to the 50° to 90° to the southeast.

The San Martin structure has been known in different stages of exploration and has adopted several names, San José, San José II, San Martín, Cuerpo 28, Cuerpo 29, Cuerpo 30 and Cuerpo 31.  The structure itself is offset by a series of faults of northeast trending that divides the oreshoots.  The structure behaves vertical at the San José and San Martin areas (Tronco) and becomes flatter from Cuerpo 28 to 31 (Mantos), and mineralization follows the planes of the folded rocks.

The San Martin vein itself has been known underground traced for 2 km along trend, with widths between 1.5 to 10 metres and averages approximately 4.0 m. A secondary mineralized vein is located, both in the footwall and hangingwall, of the San Martin vein, on the wetern limb of the local fold that contains the mineralization.  This structure is the Santa Elena and represents a good target for exploration to the NE and SE of San Martin.

1.6Mineral Resources Estimate

The mineral resource estimation for the San Martin Mine was completed in accordance to the guidelines of Canadian National Instrument 43-101 (“NI 43-101”).  The modeling and estimation of the mineral resources were completed in September 30, 2019 under the supervision of Erme Enriquez, qualified person with respect to mineral resource estimations under NI 43-101.  The effective date of the resource estimate is September 30, 2019.  Mr. Enriquez is independent of SIM by the definitions and criteria set forth in NI 43-101; there is no affiliation between Mr. Enriquez and SIM except that of independent consultant/client relationships.

The San Martin resources are classified in order of increasing geological and quantitative confidence in Proven and Probable, Inferred and Indicated categories in accordance with the “CIM Definition Standards For Mineral Resources and Mineral Reserves” (2014) and therefore NI 43-101, as is the Inferred Resources category.

In the years prior to mining by CMPB reserve and resource estimates were based on the assumptions and subject to rules defined by Luismin many years ago. In recent years, with the involvement of various professionals, it was recognized that mining methodology was changing due to factors such as:

•	A greater percentage of production coming from narrow to wide steeply dipping vein structures.
•	Sub-horizontal Mantos mineralized structures that were somewhat narrower than historical Mantos.
•	Reopening and scavenging of the footwall mineralization in old stopes, where lower grade mineralization was not mined during times of lower gold prices.

Based on the above mining changes and incorporating mining experience over the last 8 years some of the original Luismin assumptions have been modified to improve tonnage and grade estimation for reserves. The assumptions used in this estimate are:

•	A gold price of $1300 per ounce.
•	A silver price of $16.00 per ounce.
•	First three quarters 2019 operating costs of US$75.72 per metric dry tonne.
•	Average metallurgical recoveries of 86% for gold and 55% for silver.
•	Using the above price and cost assumptions the resultant calculated cutoff grade is approximately 1.66 g/t Au equivalent.
•	Specific gravity of 2.6 g/cm3 has been applied to all calculated mineralized volumes.
•	Mining dilution is applied to in situ mineralized zones, and recovery factors are applied to these diluted blocks using the following factors:
✓	Mining dilution of 20% of zero grade in horizontal mineralized zones (Mantos) mined by room and pillar.
✓	Mining dilution of 20% of zero grade in steeply dipping mineralized zones mined by cut and fill. This dilution factor is modified by first applying a minimum 2-meter mining width to narrow zones.
✓	Remnant pillars left in room and pillar stopes are typically 20% of the total tonnage, i.e. 80% extraction. This recovery factor has been applied to subhorizontal mineralized zones.

In addition to these factors reserve grades are lowered to reflect mined grades in ore blocks that have sufficient historical production to establish that mined grades are lower than estimated from exploration data. The reserves and resources estimated in this report are based on data available up until September 30, 2019.

The mineral resources reported herein are classified as Measured, Indicated and Inferred according to CIM Definition Standards.

Total Inferred Mineral Resources at the San Martin mine, estimated by SIM, are about 1,713,120 tonnes at a grade of 1.91 g Au/t and 19 g Ag/t.  Inferred and Indicated Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability. A summary of resources is in Table 1-1.

Table 1-1: Mineral Resources Inferred and Indicated, San Martín Mine

•	Resources are valid as of September 30, 2019 as defined by end of month September 2019 topography.
•	Measured, Indicated and Inferred resource cut-off grades were 1.66 g/t gold equivalent at San Martín.
•

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

•	Metallurgical recoveries were 88% gold and 55% silver.
•	Gold equivalents are based on a 1:81 gold: silver ratio. Au Eq= gAu/t + (gAg/t ÷ 81)
•	Price assumptions are $1300 per ounce for gold and $16.00 per ounce for silver for resource cutoff calculations.
•	Mineral resources are estimated exclusive of and in addition to mineral reserves.
•	Resources are constrained by a conceptual underground mining using parameters summarized in section.

•	Resources were estimated by SIM and reviewed by Erme Enriquez CPG.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

1.7Mineral Reserve Estimate

Total Proven and Probable Mineral Reserves at the San Martin mine as of September 30, 2019 estimated by SIM and reviewed by Erme Enriquez are 1,434,308 tonnes at a grade of 2.04 g Au/t and 27 g Ag/t (Table 1-2).

Table 1- 2: Mineral Reserve Estimate Proven and Probable, San Martin Mine

•	Reserve cut-off grades are based on a 1.66 g/t gold equivalent.
•	Metallurgical Recoveries were 88% gold and 55% silver.
•	Mining Recoveries of 90% were applied.
•	Minimum mining widths were 1.5 meters.
•	Dilution factors is 20%. Dilution factors are calculated based on internal stope dilution calculations.
•	Gold equivalents are based on a 1:81 gold:silver ratio. Au Eq= gAu/t + (gAg/t ÷ 81)
•	Price assumptions are $1300 per ounce for gold and $16 per ounce for silver.
•	Mineral resources are estimated exclusive of and in addition to mineral reserves.
•	Resources were estimated by SIM and reviewed by Erme Enriquez CPG.

1.8Mining Operations

Mine production operations are in two distinct underground zones and one under one small open pit operation.  Current mining is from zones, which are contiguous to, or nearby, earlier mined out areas.

The two underground zones are known as San José II and San Martín, while the open pit is the near surface remnants is now a closed operation.  Production operations have been underway at the San Martin mine since May 1994.  On top of the big breccia-vein the structure becomes a manto-like.  Here the Cuerpo 28 and Cuerpo 29 orebodies have been exploited partially since 1998.  A set of faults crosscut the structure and thrown down the continuous oreshoot and split it into several segments where Cuerpo 30 and Cuerpo 31 have been found.

The orebody geometry and geotechnical attributes of the ore and host rocks, in both underground zones, resulted in the selection of mechanized, trackless, room and pillar stoping, with post waste rock backfill and a poor mix of waste and cement, as the most suitable mining method for ore extraction.  Ore recovered from these operations is hauled to surface by truck to the mill infrastructure, where it is crushed and milled.

The operations that were visited, by Mr. Enriquez, were dry, well-ventilated, very tidy and appeared to be run in an orderly manner.  The development headings are well supported with regular patterned roof bolting, through mesh and shotcrete, as a standard throughout the mine.

Initial mining experience in the Cuerpo 28 zone indicated that dilution from waste wall rock and waste is greater than predicted in previous reports.  SIM has introduced measures to reduce the dilution and to increase ore recovery.

Dilution has been controlled with cemented waste rock as the fill medium.  The experience with dilution from this waste rock backfill is not affecting the cost per ounce produced from treating lower grade ore, suggests that this backfill system, involving some combination of rock and cement, may have been more economic and safer.

In addition to overall cost reduction programs, including trials of bulk emulsion explosives, SIM management is implementing mine design modifications to reduce the ratio of waste development to ore tonnes and consequently the reduction in mining costs.

1.9Conclusions and Recommendations

The QP considers the San Martin resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve

Definitions and adopted by CIM Council on May 10, 2014.  These resources and reserves form the basis for SIM’s ongoing mining operations at the San Martín Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the San Martín Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the San Martin mining district controlled by SIM continue to be highly prospective both along strike of the structure and down dip of the existing mineralization and adjacent structures that have high geological potential.

SIM’s San Martin Mines Project has an extensive mining history with well-known gold and silver bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine, focusing on the Santa Elena Area.

Since SIM took control of the San Martín Mines Property, new mining areas have enabled to continue production by providing additional sources of mill feed.   SIM’s operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

Although the reconciliations conducted by SIM show good comparisons on planned values versus actual values the reconciliation process should be improved to include the estimated tonnes and grade from the resource models.  By comparing the LOM plan monthly to the plant production, the actual physical location of the material mined may be different in the plan versus the actual area that was mined.  Due to the many faces that are mined during a day this can only be completed on an average monthly basis to account for the blending of this material at the mill.  The monthly surveyed as mined areas should be created and saved monthly for reporting the modeled tonnes for each month.  The model predicted results versus actuals can then be used to determine if dilution factors need to be adjusted or perhaps the resource modeling parameters may require adjustment if there are large variances.  On a yearly basis, the mill production should be reconciled to the final doré shipments and resulting adjustment factors should be explained and reported.

2.INTRODUCTION

2.1Issuer and Terms of Reference

Starcore International Mines LTD (“SIM”) is a Canadian based mining and exploration company actively engaged in the exploration, development, and production of mineral properties in Mexico. SIM is headquartered in Vancouver, British Columbia with management offices in Mexico City, Mexico, and is listed on the Toronto (TSX:SAM) and Frankfurt (FK:V4JA) stock exchanges. The company has one currently active mining property in Mexico, the San Martín Property in northeast Queretaro State.  SIM has retained Mr. Enriquez to complete an independent technical audit and update of the mineral resource and reserve estimates for the San Marín Mine Project (the “Project”) located within the Municipality of Colón. This report presents the results of Mr. Enriquez efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”).

This report was prepared in accordance with the requirements and guidelines set forth in NI 43-101 Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of September 30, 2019.

2.2Source of Information

A portion of the information and technical data for this study was obtained from the following previously filed NI 43-101 Technical Reports:

Spring, V., McFarlane, G.R., 2002, A Technical Review of the Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico. Watts, Griffis and McOuat NI 43-101 report prepared for Wheaton River Minerals Ltd.

Spring, V. (2005), An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of December 31, 2004. For Wheaton River Minerals LTD.

Gunning, D. R. and Whiting, B., 2009, Reserves and Resources in the San Martín Mine, Mexico, as of July 31, 2009.  For Starcore International Mines LTD.

Gunning, D. R. and Campbell, J., 2011, Reserves and Resources in the San Martín Mine, Mexico, as of July 31, 2011. For Starcore International Mines LTD.

Campbell, J., 2012, Reserves and Resources in the San Martín Mine, Mexico, as of July 31, 2012. For Starcore International Mines LTD.

Gunning, D. R., 2013, Reserves and Resources in the San Martín Mine, Mexico, as of July 31, 2013. For Starcore International Mines LTD.

Gunning, D. R. and Campbell, J., 2014, Reserves and Resources in the San Martín Mine, Mexico, as of July 31, 2014.  For Starcore International Mines LTD.

Enriquez, E., 2019, Reserves and Resources in the San Martin Mine, Queretaro State, Mexico, as of April 30, 2018.  For Starcore International Mines LTD.

2.3Qualified Person

Erme Enriquez, CPG, has over 30 years of professional experience as geologist, both as an employee and a consulting geologist and has contributed to numerous mineral resource projects, including silver, gold and polymetallic resources throughout Mexico past fifteen years.  Mr. Enriquez is responsible for the full content of this report.

As Qualified Person, Mr. Enriquez conducted an on-site inspection of the San Martín property during October 14 to 15, 2019. While on site, Mr. Enriquez reviewed SIM’s current operating procedures and associated drilling, logging, sampling, quality assurance and quality control (QA/QC), grade control, and mine planning (short, medium, and long term) procedures, also inspected the laboratories at the San Martín facilities as well as the underground operations and plant.

Mr. Enriquez met with Mr. Martin Aguilar, who is the general mine manager and all personnel of the geology department to review the geologic understanding, sampling methods and types, modeling (resources, reserves, and grade control), prior to inspecting the procedures in the mine and office for collecting and handling the data. Once the geology department processes were reviewed, Mr. Enriquez discussed with the mine planning and survey department the process for short, medium, and long-term mine planning. Reconciliation was discussed with both departments and the plant supervisors. The assay laboratory was toured, and the procedures were reviewed with the laboratory superintendent.

2.4Units and Currency

All units used in this report are in a metric system.  Tonnages are shown as tonnes (1,000 kg), linear measurements as metres (“m”), or kilometres (“km”) and precious metal values as grams (“g”).  Grades are grams of gold per tonne (“Au g/t”), and grams of silver per tonne (“Ag g/t”).  All economic data is quoted in US dollars (“US$”). When peso amounts required conversion into US dollars, the peso exchange rate used was 19.00 pesos equivalent to US$1.00 as this was the rate used in the 2019 mine operating budget.

3.RELIANCE ON OTHER EXPERTS

The author of this report is Qualified Person for those areas as identified in the Certificates of Qualified Person attached to this report. In preparing this report, the author relied heavily on various geological maps, reports and other technical information, mostly unpublished proprietary information collected on-site and provided to the author by SIM.

Much of the original information is in Spanish and English, with translations from Spanish to English of key and relevant technical documents provided by SIM. For this current report, most of the technical information was translated by geologist employed by SIM, although legends and annotations on many of the maps and sections are in Spanish or have been translated to English. I occasionally checked a few key parts of the translations and found them good.

From my experience on this report and the other previous reports I have done for other companies, I believe the translations provided to us are credible and generally reliable, but I cannot attest to their absolute accuracy.

Overall, the technical information I reviewed is very well-documented, comprehensive and of good technical quality. It clearly was gathered, prepared and compiled by various competent technical persons, but not necessarily Qualified Persons as currently defined by NI 43-101. In recent years, the voluminous information collected by SIM has been carefully reviewed by Mr. David R. Gunning, P. Eng. and Joseph W. Campbell, P. Geo. whom are a Qualified Persons as defined by NI 43-101.

Because I am not expert in land, legal, environmental and related matters, I have relied (and believe there is a reasonable basis for this reliance) on various other individuals who contributed the information regarding legal, land tenure, corporate structure, permitting, land tenure and environmental issues discussed in this report. Specifically, David Gunning and Joseph Campbell, both experienced independent Qualified Person as defined by NI 43-101.

This report summarizes the Mineral Resource/Reserve estimates for the San Martin Project, effective as of September 30, 2019 using the procedures which have been audited by both PAH and WGM in the past. These procedures have been verified by David R. Gunning, P. Eng. And Joseph W. Campbell, P. Geo, whom virtue of their education and experience is an independent Qualified Persons as defined by NI 43-101.

4.PROPERTY DESCRIPTION AND LOCATION

4.1  Location

The San Martin Mine is located 47 km in a straight line to the NE of the city of Queretaro, 10 km NW of Ezequiel Montes, 4 km SW of the Peña de Bernal and 25 km to the NW of Tequisquiapan, in the State of Querétaro. Territorially, it is located within the municipality of Colón, at the UTM coordinates of 398,300E and 2292,530N and an average elevation of 2,130 m.a.s.l. (Figure 4-1)

Figure 4- 1: Location map of the San Martin Mine Project

4.2Property Description

Compañía Minera Peña de Bernal S.A. de C.V., a wholly owned SIM subsidiary, holds eight mining concessions covering 12,991.7805 hectares at the San Martin Mine in the State of Querétaro (Figure 4-2). Claims are indicated by its Title number.  Right payments are done twice a year, every semester. The San Martin Mine presently consists of two underground mines,

San José and San Martin.  The San Martin mine is approximately 800 m NNE of the San José mine.  Minas Luismin, SA de CV commenced mining late in 1993 on the San José deposit with an open pit operation that was later abandoned and mining continued underground methods over the San José and the San Martin oreshoots.

Mining regulations in Mexico provides that all concessions are to be valid for a period of 50 years. Taxes are based on the surface area of each concession and the time of expedition of the title and are due in January and June of each year.  All tax payments have been paid by SMI to date. Currently, annual claim-maintenance fees are the only federal payments related to mining claims, and these fees have been paid in full to June 30, 2019.  The current annual holding costs for the San Martin mining claims are estimated at US$220,000 Dollars (Table 4-1).

Figure 4 2: San Martin and Surrounding Area Property Map

Table 4 1: List of Mining Titles for the San Martin Mine Project

Claims San Martin Fracc. C, Title 215264 and San Martin Cuatro, Title 221844 are in the process of reduction.  An application for reduction, for each of the claims, has been filed in the Mexican Mining Bureau (Dirección General de Minas) but this has not given an answer yet.

4.3Mineral Tenure, Agreements and Encumbrances

SMI acquired the San Martin Mine ("San Martin") from Goldcorp Inc. ("Goldcorp") in February 2007.  Goldcorp is a Canadian mining company listed on both Canadian and United States Stock Exchanges.  Goldcorp acquired the San Martin Project in February 2005 with the take-over of Wheaton River Minerals Ltd., who had acquired San Martin in the take-over in 2002 of the Mexican mining company Minas Luismin S.A. de C.V. ("Luismin").  SMI paid US$24 million in cash and issued 4,729,000 common shares to Luismin at a deemed value of CDN$0.50 per share in consideration for the shares of Bernal.

San Martin is owned and operated by Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned subsidiary of SMI.

SMI agreed to sell all silver produced from San Martin to Goldcorp Trading (Barbados), Inc., a subsidiary of Goldcorp, Inc., until October 2029, at the prevailing spot market rate at the time of sale of silver.  The sale of silver is secured by a security interest over the San Martin Mine, which is subordinated to the interests granted to Investec.

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1Access

The roads through which the San Martín mine is accessed are paved and they are in good condition all year long. It can be reached by highway No. 57 between the cities of Querétaro and San Luis Potosí. Access to the San Martin mine can be carried out also from Mexico City through highway 57D, for 160 kilometers, until reaching the City of San Juan del Río, Queretaro. From here, take the HW 120, for 19 km until Tequisquiapan, and continue for 16 km more until Ezequiel Montes. From here take the road to the junction with the # 100 highway, take this to the NE and 1.5 km more to enter the mine facilities.

From the City of Querétaro take Highway 45D for approximately 22 km to the SE and then take Highway No. 100 to the NW for 36 kilometers until reaching the junction with the entrance to the mine in the town of San Martin. This same road leads to the magical town of Peña de Bernal, which is the company's employee camp.

There are constant flights from the City of Querétaro to several destinations in the United States, particularly Chicago, Atlanta, Dallas, Houston and Detroit and other domestic destinations; although these change from season to season.

5.2Climate

The climate in the mine area is semi-dry, described by generally low rates of precipitation. During the year, the temperature generally varies from 5 ° C to 30 ° C and rarely drops below 2 °C or rises above 33 °C.

The warm season lasts for two to three months, from April to June, and the average daily maximum temperature is over 28 °C. The hottest month is May.  The cool season lasts around three months, from December to February, and the average daily maximum temperature is less than 24 °C. The coldest days of the year is January, with an average minimum temperature of 5 °C and an average maximum of 23 °C. The normal yearly temperature is 19°C.

The rainy season lasts six months, from June to November, with an average total accumulation of 509 millimeters.  The dry season lasts from December to May.

5.3Local Resources and Infrastructure

The City of Querétaro is the closest major population center to the San Martín Mine Project, with a population of approximately 802,000 inhabitants. Querétaro is an agricultural, commercial, tourist and mining center with all of the associated municipal amenities, including an international airport with numerous regional flights to other major Mexican cities and the United States.

At each of the mine sites, the water required is supplied from the dewatering of the mines. Industrial water for the cyanide plant is recycled, and additional water (60,000 m3/y of fresh water) is obtained from a nearby wells.

Electrical power from the Federal Electricity Commission (34 kV) supplies both the plant and mine, and satisfies power demand, which averages about 1.1 megawatts. Two emergency generators, one of 500 kW and other of 200 kW, provide power to the mill in case or outages.

An upgrade to the tailings dam was completed in 2010, when dry stacking of the tailings began, and current capacity is sufficient for many years of production. Apart from offices, dining room, warehouses, shop and other facilities, SMI also provides dormitories and limited housing facilities for employees working on a rotational schedule at the townships of Ezequiel Montes and Bernal. Much of the labor work force lives in the San Martin town and nearby communities. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient to man both the underground mining operations and the surface facilities.

SIM has negotiated access and the right to use surface lands sufficient for many years of operation. Sufficient area exists at the property for all needed surface infrastructure related to the life-of-mine plan, including processing, maintenance, fuel storage, explosives storage and administrative offices. There exists enough capacity in existing tailing impoundments for tailings disposal.

5.4Physiography

The relief and landforms of Mexico have been greatly influenced by the interaction of tectonic plates. The resulting relief patterns are so complex that it is often claimed that early explorers, when asked to describe what the new-found lands were like, simply crumpled up a piece of parchment by way of response.

Figure (5-1) shows Mexico’s main physiographic regions. The core of Mexico (both centrally located, and where most of the population lives) is the Volcanic Axis (Region 10 on the map), a high plateau rimmed by mountain ranges to the west, south and east. Coastal plains lie between the mountains and the sea. The long Baja California Peninsula parallels the west coast. The low Isthmus of Tehuantepec separates the Chiapas Highlands and the low Yucatán Peninsula from the rest of Mexico.

The San Martin Mine falls in the convergence of the Central Plateau, Sierra Madre Oriental and Volcanic Axis or Trans-Mexican Volcanic Belt.

Figure 5- 1: Physiographic map of Mexico showing the location of the San Martin Mine. After Raisz, 1964.

6.HISTORY

Mining in the San Martín district extends back to at least 1770 when the mines were first worked by the Spanish, particularly by Don Pedro Romero de Terreros, Count of Regla.  Spaniards worked in the district for 40 years, however, there is no production records available for that time. During those days, silver and gold production accounted for 80% of all exports from Nueva España (New Spain), although, by the late-eighteenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia.

The vast majority of production came prior to the 1910 Mexican Revolution with San Martin district being an important producer.  The first records show the Ajuchitlán Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 g Au/t and 100 g Ag/t during 1900 to 1924.

The first modern stake was with 1982, when the Mexican government declared a 6,300 ha National Reserve over the area surrounding the Peña de Bernal. Luismin entered into an agreement to explore in the claims of CRM in 1986 for a payment of US $ 250,000 dollars and a royalty of 5%, which later was reduced to 3% in 1996.  In1988 geological reconnaissance and exploration program initiated.  Geological works concluded in 1992 and by the end of 1993 the decision was made to start the open-pit mining in the San José area, at a rate of 300 tpd.

The operation of the San José pit only lasted a couple of years, when it was discovered that the deposit was not a "Carlin type", as had been thought, but that it was a tabular structure in vein that continued to deepen and laterally along its strike. Then it was decided to start the underground mining, on the same San Jose structure and on the oreshoot of San Martin, which ultimately turned out to be the one with the largest number of reserve and resources.

In the year 2000, the exploitation begins in the San Martín body, called "Tronco" due to its verticality. In 2001, at the same time, the exploration of high-grade gold bodies called "Mantos" began. The first of these oreshoots was the Body 28.

The mine is currently mined 650 tpd and the capacity of the mill is 1100 tpd. The mining method is cut and filled with dry backfill. The exploitation in the Body 28 is currently room and pillars filled with a mixture of backfill and 5% cement.

Historical production at the San Martín Mines Project for the years 1993 to September 30 2019 is roughly estimated in Table 6-1.

Table 6- 1: Summary of production for the San Martín Mine project (1993 to September 30, 2019)

Starcore International Mines LTD
Compañía Minera Peña de Bernal, SA de CV
San Martin Mine Project
Historical Production 1993-September 30 2019

Year	Tonnes	Grade		Productiom		
		Au (g/t)	Ag (g/t)	Oz Au	Oz Ag	Oz Au Eq.
1993	28,267	2.53	60	1,387	24,463	1,707
1994	134,118	3.19	35	13,179	81,605	14,298
1995	146,774	3.40	38	16,172	180,459	17,068
1996	187,691	3.40	44	19,553	155,160	21,620
1997	219,827	3.27	43	22,016	174,013	24,570
1998	224,279	3.45	50	23,680	210,680	27,539
1999	242,295	3.46	46	25,852	194,110	29,624
2000	284,490	3.61	54	31,209	245,310	35,571
2001	287,520	3.76	65	32,773	330,217	38,068
2002	268,451	4.26	71	35,634	370,406	41,124
2003	276,481	4.29	82	36,438	464,947	42,692
2004	272,734	4.47	83	36,935	458,681	44,377
2005	282,392	3.92	65	32,814	349,071	38,543
2006	278,914	2.82	52	22,004	235,806	26,529
2007	252,400	3.34	49	25,232	224,714	29,606
2008	266,600	2.50	33	18,733	159,877	21,367
2009	272,856	2.43	33	19,171	167,827	21,696
2010	275,290	2.03	30	15,492	163,489	18,156
2011	296,845	2.14	39	17,694	267,237	23,736
2012	309,796	2.09	25	16,197	160,678	19,213
2013	306,941	2.66	24	22,247	129,861	24,425
2014	311,210	2.35	22	20,062	112,010	21,755
2015	309,565	2.09	20	17,903	104,767	19,319
2016	286,278	1.94	16	14,606	68,463	15,547
2017	259,709	1.69	13	11,563	54,287	12,246
2018	304,446	1.55	42	13,103	244,164	16,123
Jan-Sep 30 2019	191,959	1.86	30	9,957	102,124	11,142
TOTALS	**6,778,128**	**2.88**	**43**	**571,606**	**5,434,425**	**657,660**

7.GEOLOGICAL SETTING AND MINERALIZATION

7.1Geology

The regional and local geology of the San Martín Mine Project is described in detail in several existing internal and previously published technical reports and other internal reports for SIM. The following descriptions of geology and mineralization are excerpted and/or modified from Labarthe, et. al (2006) and Rankin (2008). Mr. Enriquez has reviewed the available geologic data and information, and finds the information presented here in reasonably accurate and suitable for use in this report.

The San Martin area comprises Mesozoic shallow-basin sediments (shales and limestones) unconformably overlain by Tertiary volcanics/epiclastic and volcaniclastic sediments. Localized subvolcanic micro-granodiorite also occurs (Figure 7-1)

The primary formations are (from oldest to youngest):  Jurassic: Las Trancas Formation(Jtr). This comprises massive to well bedded and laminar limestones. Very thin (<10cm) shale intercalations occasionally occur. A dark carbonaceous limestone is known form the deeper SE sections of the San Martin mine.

Cretaceous: El Doctor and Soyatal Formations. These comprise a lower pale buff to orange lithic shale, overlain by intercalated shale and limestone. Note that there may be some local problems in discrimination between the Cretaceous and Jurassic limestones in some outcrops and drill core; a zone of shallow-dipping limestones in the mine infrastructure area are shown in the geology map as Cretaceous Soyatal Formation.

Tertiary: Continental sediments, overlain by bimodal epiclastic, rhyolitic ignimbrite & andesite with a distribution around the mine site.  The andesite has been dated at ~30 Ma.  The volcanic breccias, lahar, epiclastic, ignimbrite and andesite are younger and have been dated at ~10–11Ma.  The most conspicuous feature is the Peña de Bernal intrusive, which is a micro-granodiorite of an age of 35 Ma. See also Figure 7-2.

7.2Mineralisation

Mineralisation occurs in Upper Cretaceous black limestone and calcareous shales of the Soyatal-Mezcala Formation as electrum, and silver selenide minerals principally associated with quartz and to a lesser degree with calcite. The deposit is an epithermal, low sulphidation precious metal (Au-Ag) type (metal ratio Ag:Au at 10:1).

Mineralisation is generally made up of breccia that commonly is concordant with a limestone/shale contact (in the San Martin and San José areas) which forms the relatively steeply dipping “Tronco” and “Mantos” oreshoots, these veins contact the younger volcanic flows (dacite and ignimbrite) where they have formed the more horizontal portions of the deposit. The mineralized economic breccia grades from 30 g Ag/t to 250 g Ag/t. Exploration has been concentrated along the NE trending breccia zone however evidence of a northerly trend in area 30 and 31 leads to suspect possible other structures together with 2.0 g Au/t to 30 g Au/t over widths that vary from 1.5 to 17.0 m but averaging 4.0 m.

The mineralised oreshoots show several stages of brecciation and cementation, with four major stages of hydrothermal breccias and supergene alteration that filled fractures and late cavities.

The metallic mineralization is mainly formed by electrum, naumannite, tetrahedrite, pyrite and chalcopyrite as hypogene minerals, and free gold, partzite, chlorargyrite, malachite, hematite, goethite-limonite as supergene minerals. Gangue minerals are mainly quartz, chalcedony and calcite, with minor amounts of adularia. Quartz and calcite occur in all the four stages cementing the breccia fragments of rock and older vein. Chalcedony, quartz and calcite associated with the economic mineralization usually show sacharoide, crustiform, coloform, cockade and comb textures.  Stage one is totally barren of silver and gold.  The main Ag-Au mineralization occurred in the second stage of brecciation, associated to coloform and chalcedony quartz. Stage three is carrying low grade and is abundant.  The late stage of mineralization is characterized by native gold content, chlorargyrite and abundant partzite, as a result of the supergene alteration. Mineralization occurs as native gold, electrum, naumannite (AgSe) and argentojarosite (AgFe3(SO4)2(OH)6) associated principally with quartz and lesser calcite.  The silver contained in argentojarosite is not recoverable with cyanidation.

396000
398000
400000
402000
397000
399000
401000
2298000
2296000
2294000
2292000
2290000
Tim
Kss
Tc
Taca
Tica
Teca
Qal
Qcl
Tasm
Tav
Kid
Tpb
Tcga
Tlch
BERNAL
SAN MARTÍN

Figure 7- 1Generalized regional geologic map of the San Martín Mine Project (After Labarthe, et. al, 2004)

Age +-
Qa
Qcl
Alluvion
10.4 +-0.5
Tcga
Andesitic Conglomerate
(5.6 ma Ar in Obsidian)
Tasm
San Martin Andesite
Peña de Bernal microgranodiorite 8ma
11.0 +-0.3
Tav
Avalanche of brashes and lahar
Tlch
Lienzo Charro avalanche of brashes
Tim
El Matón Ignimbrite
30.4 +-0.8
Taca
Cerro Azul Andesite
Tica
Cerro Azul Rhyolitic Ignimbrite
Epiclastics slime-loamy
Teca
Cerro Azul sandstone
Tc
Continental silts of
Tertiary Inferior
Kss
Soyatal Formation
Kid
El Doctor Formation
Ktr
Las trancas Formation

(Geology Department & Geology Institute U.A.S.L.P.)

Figure 7- 2Generalised stratigraphic column of the San Martin Mine region

8.DEPOSIT TYPE

The San Martin deposit is composed by a tabular, vein-like subvertical mineralised structure that becomes to a sub-horizontal mineralised structure or “manto-like” close to surface. This mineralised structure is recognized for over 2 km along strike, with thicknesses between 1.5 and 17 metres and 400 m of vertical extent or “favourable zone”. In general, the mineralisation is hosted in the contact of limestone-shale of Soyatal-Mexcala Formation and associated to a silicified rhyolitic dike.

For many years it was thought that mineralisation was associated with a dome of rhyolitic composition, and that the structure was repeated towards the east portion of that dome. New observations have detected that mineralisation is associated with the stratification of the rocks of the Soyatal and Mexcala formations, which form an anticline fold of dimensions of up to one kilometer. The mineralisation hosted in the east Limb of the fold, with the hinge zone containing the mineralization of bodies 28 to 31 and eroded in its central part. That is why it is of the utmost importance to detect the stratigraphic position of the Soyatal-Mexcala Formations in the Santa Elena area as there may be a replica of the San Martin mineralisation in that zone (Figure (8-1).

Homogenization temperatures (Th) indicate that mineralization of the second stage occurred between 220 °C and 260 °C, with an average Th of 243 °C.  Salinities range from 0.5 to 2.5 wt. % NaCl equiv., with an average of 1.9 wt. % NaCl equiv.

Low sulphidation epithermal veins in Mexico typically have a well-defined, sub-horizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids (Buchanan (1981), Enriquez (1995). Neither the top nor the bottom of the San Martin ore horizon has yet been found but, given that high gold-grade mineralization occurs over a 400-m vertical extent from the top of the San Martin oreshoot, to below Level 10 in the general mine, it is likely that erosion has not removed a significant extent of the ore horizon due to a capping of rhyolites on top of the structure.

Low sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel either along discrete fractures where it may create vein deposits, or it can travel through permeable lithology such as a volcanic rocks, limestone or shale, where it may deposit its load of precious metals in a vein deposit. In general terms, this style of mineralization is found within the San Martin district.

Figure 8-2 illustrates the spatial distribution of the alteration and veining found in a hypothetical low sulphidation hydrothermal system.

Figure 8- 1: Generalised sketch of kinematic evolution and structural styles of fold-and-thrust faults in the San Martin Mine

Figure 8- 2: Schematic cross section showing the key geologic elements of the main epithermal systems and their crustal depths

9.EXPLORATION

Exploration at San Martin is concentrated along the strike length of the breccia zone. In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines Mineral Reserves.  Target selection is assisted by structural, geochemical and geophysical surveying that has included magnetics, induced polarization and resistivity.  The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies, detected since 1998, to the northeast remain to be tested.  The most recent discovery at San Martin is Cuerpo 30 and 31. Extension of the structure with Cuerpo 32, 33 and 34 remain still to be tested with deep holes.

Other targets that have been drilled is the Santa Elena vein projection, to the NE of the San Martin oreshoot.  This particularly structure has significant geologic potential and may represent an exceptional target for testing. The discovery of the SAM, Guadalupe and San Martin footwall veins are examples of significant recent success from the ongoing underground exploration programs.

A surface geological mapping and sampling was conducted by SIM at San Martín focused, from north to northeast structures of Chicarroma and other veins that may have some importance for exploration.  Santa Elena is one of the veins that has been intercepted with surface diamond drill holes, to the NE of the San Martin Body and is exposed at coordinates 397,350E and 2,292,494N at an elevation of 2041 m.a.s.l.  The structure here consists in a breccia formed of first stages quartz and limestone fragments of all different sizes.  Old trench works done by Luismin in early 90’s have been cleaned and are ready for sampling.  The idea that the structure was N-S trending encouraged Luismin to drill in the area, but holes, in QP opinion, were done parallel to the structure.  Figure 9-1 shows a geological map of the San Martin mine with the structure of San Martin trending NE and then bending to the NW and the structure of Santa Elena shown to the NE of the San Martin body and to the SW of the tailings dam and mill.

Figure 9- 1: Map of the district showing the San Martin and the Santa Elena vein, to the NE and SW.  On the right, a microstructure of the Soyatal Formation, a mirror of the major structure at San Martin.  Source Geology Department

A diamond drill hole done in the area run significant gold and silver values.  Other holes done didn’t report significant values.

10.DRILLING

Diamond drilling at the San Martin Mine Project is conducted under two general modes of operation: one by the exploration staff (surface exploration drilling) and the other by the mine staff (production and underground exploration drilling). Production drilling is predominantly concerned with definition and extension of the known mineralized zones in order to guide development and mining. Exploration drilling is conducted further from the active mining area with the goal of expanding the resource base. Drilling results from both programs were not used in the mineral resource and mineral reserve estimates presented in this report.  To date, all drilling completed at the mine has been diamond core.

Surface drillholes are generally oriented to intersect the veins as close to perpendicular as possible. The drillholes are typically drilled from the hanging wall, perpendicular to, and passing through the target structure into the footwall, and no drilling is designed for intercepts with angles less than about 30° to the target.

Underground drillholes are typically drilled from the hanging wall of the main structure, and are ideally drilled perpendicular to structures, but oblique intersection is required in some instances due to limitations of the drill station. All holes are designed to pass through the target and into the footwalls. Both surface and underground drillholes are typically HQ to NQ in size.

As the core is received at the core facility, geotechnical data is logged manually on paper sheets and entered to Excel. The core is then manually logged for geological data and marked for sampling. Geological data and sample information are entered directly into Excel spreadsheets.

11.SAMPLE PREPARATION, ANALYSES AND SECURITY

No modifications have been done in the last year.  The samples received in the laboratory are dried before entering the preparation process. A primary size reduction is made up to 1/8 inch. The sample is divided into smaller portions using a Jones crusher until a sample of 150 g is obtained, which is considered representative of the initial sample volume.

The sample is reduced in size in a ring sprayer to a size smaller than 150 meshes, then is homogenized and placed in an envelope previously labeled with the folio number given by the Department of Geology, including the date.

From the sample in the envelope, 20 g are taken and homogenized with the mixture of fluxes to be cast and obtain the lead button that has captured the gold and silver values.  This button with values is placed in a cup to remove the lead and obtain a gold and silver button at the end of the process.

The button of gold is weighed, and a chemical attack is made to dissolve the silver, the residue is pure gold that is weighed and, in this way, obtain the gold and silver grades present in the mineral sample.

This analysis of gold and silver in mineral samples has a detection limit of 0.1 g/t Au and 3.0 g/t Ag.

CMPB’s internal QAQC includes adding one duplicate, one reference and one blank to every 20 samples. A sample of sterile (white) material is crushed before starting the size reduction process. The degree of reduction is verified by passing the total of the sample through the # 6 mesh; 80% of the sample must pass, otherwise the breaker opening is adjusted. This process is done in the first sample and then every 20 samples. Similarly, every 20 samples in the crusher will pass a sample of sterile material, in addition to cleaning the equipment with compressed air, including the Jones quartz that is used to divide the sample into small portions.

Continuing with the reduction process, after passing the sample through the ring sprayer, it passes through the 150 mesh, through which 80% of the total weight must pass. To avoid contamination, compressed air is used to clean the equipment and every 20 samples a sterile material is sprayed.

The pulverized sample is taken to furnace in batches of 42 samples each. At the beginning of each batch a blank is placed, in the position number 21 a standard of known value is placed and in the position number 42 a duplicate of the sample corresponding to the position number 22 is placed.

The Assay Standard CDN-ME-1304 certified standard is from the CDN Resource Laboratories LTD laboratory, with a grade of 1.80 g/t Au and 34.0 g/t Ag. In the same way, an in-home made and validated standard is used on site, with a grade of 1.93 g/t Au and 40.5 g/t Ag.

When performing the gold and silver test and the relationship between these two elements is less than 4, it is considered to repeat the assay of the sample by adding silver nitrate (inaccurate) to increase the ratio and prevent the encapsulation of the silver.

The third-party laboratory that has been used is ALS Geochemistry, located in Guadalajara, Jalisco, of ALS Global.

In the past, personnel of Inspectorate laboratories in Vancouver has inspected the mine lab facilities and has provided procedures, flux recipes and feedback on all laboratory equipment.  The mine has been awarded the Mexican Quality Award which is like International Standards ISO 9001 for quality control in the overall mining operations and with the award Certificate of Clean Industry by SEMARNAT.

12.DATA VERIFICATION

The mineral resource estimate presented in report Section 14 is based on the following information provided to Mr. Enriquez by SIM with an effective date of September 30, 2019:

•	Discussions with SIM personnel;
•	Personal investigation of the San Martin Mine Project office;
•	An underground database received as .xls files;
•	Production channel sample database (canales) revised on June 13, 2018;
•	Modeled blocks for veins San José, San José II, San Martin, Cuerpo 28, Cuerpo 29, Cuerpo 30 and Cuerpo 31, 4-700;
•	Reserves and Resources in the San Martín Mine, Mexico, as of July 31, 2014 and authored by Gunning, D. R. and Campbell;
•	Polygonal 2-dimensional long sections for veins San José, San Martin, Cuerpo 28, and Cuerpo 29 with resource and reserve calculations.

•	Reserves and Resources in the San Martin Mine, Quetretaro State, Mexico, as of April 30, 2018 and authored by Erme Enriquez.

The on-site laboratory (PENBER Lab) has undergone numerous improvements since SMI took over management of the operation in February 2008. Comparison of the on-site laboratory to commercial laboratories is conducted on an ongoing basis. The results of this analysis are presented in the July 1, 2009 NI43-101 report and for both gold and silver the variability of results were acceptable for a producing mine, thus supporting confidence in the results of the on-site lab.  No other verification has been done since then.

Historically (since 1993 to 2003), the San Martin mine has been using a specific gravity of 2.7 to convert volume in cubic metres to metric tons (the tonnage factor). Under suggestion of Mr. Gunning and M. Whiting, the geological staff started to implement, a specific gravity testing procedure on diamond drill core.

Following an examination of drill core and wallrock conditions in stopes, the “Method of Archimedes” (dry mass in grams divided by water displacement in milliliters method) was chosen as a reasonable and time effective procedure. There is not a significant amount of void space, so the costlier and time-consuming methods of pre-coating drill core are not recommended.

A selection of drill core from the San Martin and Guadalupe veins was tested and a new specific gravity was recommended.  The new SG is 2.55 g/cm3 was used prior 2014 Resource and Reserves.  Subsequent testing more recently has shown values between 2.6 and 2.8.  These new data have resulted in the use of 2.6 g/cm3 for estimates in 2014 and later.

13.MINERAL PROCESSING AND METALLURGICAL TESTING

13.1Process of the Benefit Plant

The facilities of the plant are designed to process gold and silver ore at a rate of 850 tpd, with the capacity of 1,100 tpd, in a series circuit that includes crushing, milling, leaching, a system of countercurrent washing by decantation and Merrill Crowe for the recovery of the values.

The flow diagram of the plant consists of the following processes:

•	Crushing and transport
•	Storage and claim
•	Primary and secondary milling
•	Dynamic leaching with gaseous oxygen injection
•	Counter-current washing circuit by decanting
•	Precipitation of values (Merrill Crowe)
•	Precipitate drying
•	Refinery
•	Filtering of tailings
•	Storage of dry tailings
•	Reagent preparation systems and their distribution

In the crushing area, the ore is reduced to ¼ in., To be fed to the primary ball mills and later to the secondary vertical mill to obtain a 70% product at 74 microns. This is fed to the dynamic leaching circuit where oxygen is injected. The dissolved values are recovered by precipitating them with zinc powder in the Merrill Crowe process and melting to obtain doré bars with a purity of 92%.

The tailings are filtered before being deposited in the area of the dam. The recovered solution is returned to the process.

A simplified block diagram of the process is shown below:

The filtered tailings are transported to the deposit to be stored, a tailing banding system is used to be compacted and wind erosion is minimized. Later, when one side of the slope is formed, reforestation with flora of the region is carried out to avoid rain erosion.

In mid-2012, a decrease in mill recoveries was detected. The problem was that carbonaceous mineral was being fed in high quantities and the recovery of gold fell 75.2% and 60.5% in the months of June and July respectively. The metallurgical investigations indicated that the ore could be recovered with the following treatment:

a) A low temperature roast of the carbonaceous ore

b) A conversion to Carbon in Leach processing

The organic matter in the carbonaceous mineral affects the leaching process, however, this type of mineral has always existed in the San Martin body and in the body 29 and its exploitation never caused problems in the chemical treatment in the past. This mineral was fed to the mill between 10% and 15% of the total daily processed mineral, between the years 1998 and 2003.

A processing flow sheet dated April 2018 is presented in Figure 13.1.

GRUA VIAJERA
QUEBRADORA DE QUIJADAS
QUEBRADORA DE CONO
CRIBA VIBRATORIA
STOCK PILE
TOLVA DE CAL
CICLON 1
SOLUCION BARREN 1
SOLUCION BARREN 2
SOLUCION ESTERIL 3
AGUA INDUSTRIAL 4
BOMBA AGUA DE LABOREO
COMPRESOR
PLANTA GENERADORA, PARA EMERGENCIAS
ESPESADOR PRIMARIO
MOLINO VERTIMILL
MOLIENDA
FILTROS BUTTERS
SOLUCION RICA
CLARIFICACION Y PRECIPITACION
DESOXIGENADOR
PRENSAS
PRECIPITADO
SECADOR
FUNDICION
BARRAS
TANQUE DE ACONDICIONAMIENTO CONCENTRADO
ALMACEN DE CIANURO DE SODIO Y PREPARACION
ESPESADOR INTERMEDIO
BOMBAS
FILTROS DE TAMBOR
ESPESADOR LAVADOR 1
ESPESADOR LAVADOR 2
ESPESADOR LAVADOR 3
BOMBA DE RETORNO DE SOLUCION
JALES HUMEDOS
JALES SECOS
PRESA DE JALES

No.	DESCRIPCION DE EQUIPO — EQUIPO	HP
[illegible]	[illegible]	[illegible]

EXPLICACION	PLANTA DE BENEFICIO	Compañía Minera Peña de Bernal S.A. de C.V. UNIDAD SAN MARTIN
	Elaboró: RAFAEL MURO SANDOVAL — Autorizó: RAFAEL MURO SANDOVAL	DIAGRAMA DE FLUJO
	Dibujó: J. CARMEN MERINO ET AL. — Fecha: JULIO 2017	850 T.M.P.D. "Capacidad Máxima"

Figure 13- 1: Flowsheet of the mill process at San Martin Mine Project

14.MINERAL RESOURCE ESTIMATES

14.1Introduction

Mr. Enriquez worked for Luismin (former owner of San Martin) for 21 years and visited the San Martin Mine regularly every other month from 1996 to 2002 and is familiarized with the deposit. Mr. Enriquez is a Qualified Person as defined by National Instrument 43-101 and has visited the San Martin Mine from September 13 to 14, 2019. Mr. Enriquez is an independent Qualified Person as defined by National Instrument 43-101. This Mineral Resource/Reserve estimate is effective as of September 30, 2019 and follows the previous independent Resource/reserve estimate performed as of April 30, 2018 by Erme Enriquez, as of July 31, 2013 and 2014 by David R. Gunning, P. Eng. and Joseph W. Campbell, P. Geo. Previous audits of Luismin's operations as of December 31, 2001; December 31, 2002; and, August 31, 2004 were performed by Watts Griffis McOuat.  Prior to 2001, Pincock, Allen & Holt had conducted independent audits in the years 1998, 1999 and 2000.

Total Estimated Inferred and Indicated Resources at the San Martín Mine Project are 1,713,120 tonnes at a grade of 1.91 g Au/t and 19 g Ag/t. The calculation of resources had been updated, when only the inferred resources were reported and not the indicated resources, not measured resources. In this Report, the inferred and indicated resources have been included, so the calculation, compared to the year 2018, with a little increase due to new zones of drilling and detection of new ore.

14.2Density

The San Martin staff apply a factor of 2.6 tonnes/m3 to convert volume to tonnage. This is considered reasonable for the type of deposit and is based on long production experience and historic measurements.

14.3Methodology

The Inferred and Indicated Mineral Resources are estimated by projecting typical structural geometry within the confines of the various geological structures into untested areas.  The thickness of the structure and the gold and silver grades assigned to these resources was previously based on the average of past production stopes within similar structures within each mine area.

In 2010 a change was made to reflect grades from stopes that are proximal to the Inferred blocks. This resulted in a significant decrease in the grade of metals for the Inferred ore at that time but better reflects the reality of the structures.   In some cases, when there are various blocks below or above the block of the projected Inferred Mineral Resources, the average of their grade and thickness is used in the estimate.  However, in other cases, statistics for gold and silver that have been produced through diamond drillholes and through development are applied.  Blocks for Inferred Resources are colored blue.

Indicated Mineral Reserves are defined primarily by diamond drilling.  In these cases, a square is drawn on the vertical longitudinal section with the drillhole centered on the square.  The shape and size of the block depends upon the geological interpretation with the maximum size of the block based on the thickness of the vein as follows:

All blocks for this category are colored green.

Inferred and Indicated Mineral Resources are shown in Table 14-1

Table 14 1: Inferred and Indicated Mineral Resources at the San Martín Mine

•	Resources are valid as of September 30, 2019 as defined by end of month September 2019 topography.
•	Measured, Indicated and Inferred resource cut-off grades were 1.66 g/t gold equivalent at San Martín.
•

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

•	Metallurgical recoveries were 88% gold and 55% silver.
•	Gold equivalents are based on a 1:81 gold: silver ratio. Au Eq= gAu/t + (gAg/t ÷ 81)
•	Price assumptions are $1300 per ounce for gold and $16.00 per ounce for silver for resource cutoff calculations.
•	Mineral resources are estimated exclusive of and in addition to mineral reserves.
•	Resources are constrained by a conceptual underground mining using parameters summarized in section.
•	Resources were estimated by SIM and reviewed by Erme Enriquez CPG.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

15.0 MINERAL RESERVE ESTIMATES

15.1Introduction

Total Proven and Probable Mineral Reserves at the San Martin mine as of September 30, 2019 estimated by mine staff and reviewed by Erme Enriquez CPG, are 1,434,308 tonnes at a grade of 2.04 g Au/t and 27 g Ag/t (Table 15-1).  This total includes Proven reserves of 277,009 tonnes grading 2.43 g/t Au and 61 g/t Ag along with Probable reserves of 1,157,299 tonnes grading 1.95 g/t Au and 18 g/t Ag. The Carbonaceous material has not been included in the Reserves and that is why P&P reserves have decreased.  The carbonaceous reserves have been always present in the deposit and has been mined and sent to the plant using normal treatment, but those always caused a problem with the recovery of gold.  The reserves represent only 5.5% of total reserves and can be left for better times when the right process is found for treatment.  There exists sufficient non- carbonaceous ore to operate for two full years, which should be enough for feeding the plant for several years.

The estimation methods used Luismin/Goldcorp have been retained to some degree, but there have been substantial changes to determination criteria for Proven and Probable reserves, and changes to dilution rates to account for the mining of Tronco ore zones and remnant ore (both hanging wall and strike and dip extensions) versus the dominance of Manto ore mined in the past.

Relative to the Manto ore the Tronco ore is thinner and stepper dipping which has resulted in higher dilution during mining due to most of the ore being mined by cut and fill methods versus the room and pillar method in the thicker flat lying Mantos. For remnant ore there is a greater dilution associated with minimal widths for mechanical equipment, which at times exceeds the remnant ore widths. There is also additional dilution associated with breaking and mucking ore next to unconsolidated fill from past mining.  Cutting of some high-grade samples has been implemented to try to better predict mined grades. As well grades were lowered in some ore blocks with sufficient production history to establish the lower grades.

Modifications have also been made to the determination of Probable and Proven ore. Most notably Proven ore is only calculated for blocks above mine development, whereas in the past Proven ore was also extended below workings.

A change in 2019 to reserve estimation was made at a of the cut-off grade to 1.66 g/t gold equivalent. The gold price of $1300/oz used has been more or less stable in the last year compared to a price of $1600/oz in 2012 estimate.  The operating costs have reduced too, now is US$75.72/tonne compared to the mining cost of US$69.41 /tonne in 2018 estimate, resulting in a cut-off of 1.66 g/t gold equivalent.

The author believes that the Mineral Reserve and Mineral Resource estimates fairly represent the Mineral Reserve/Mineral Resource potential of the property.

The previous NI43-101 compliant estimation as of July 31, 2014 prepared by David R. Gunning, P. Eng., and Joseph W. Campbell, P.Geo, reported a total proven and probable reserves of  486,586 tonnes at a grade of 2.31 g Au/t and 18.5 g Ag/t. This total included Proven reserves of 179,589 tonnes grading 2.33 g/t Au and 17 g/t Ag along with Probable reserves of 306,997 tonnes grading 2.30 g/t Au and 19 g/t Ag. In addition to this reserve is 181,546 tonnes at a grade of 2.98 g/t Au and 32 g/t Ag which is hosted in carbonaceous limestone, of which 88,000 tonnes of this material have been mined in the last three years.

15.2Methodology

The 2D polygonal method uses a fixed distance of Vertical Longitudinal Projection (VLP) from sample points. The VLP’s are created by projecting the mine workings of a vein onto a vertical 2D long section. Figure 15-1 displays the VLP for the San José II vein. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. SIM geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements. The average grades and thicknesses of the samples are then tabulated for each block.

Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.  No special software is used for the drawing of mineral blocks on the vertical section for each of the veins.

The method of calculating proven and probable reserves is the product of many years of production in the mines operated by Luismin. This calculation system is still valid because it has worked in San Martin for the last 27 years. The calculation method of San Martín is in accordance with the parameters established by CIM.

The following criteria are used by SIM geologists to classify Proven and Probable Mineral Reserves.  The distance for vertical projections for Proven Mineral Reserves and Probable Mineral Reserves is a function of the length of the block, defined as follows:

Longitudinal sections and plans showing the Proven and Probable Reserves and the Inferred

Mineral Resources are shown in appendix III.

15.3Definitions

The mineral resource estimation for the San Martin Mine was completed in accordance to the guidelines of Canadian National Instrument 43-101 (“NI 43-101”).  The modeling and estimation of the mineral resources were completed in June 30, 2018 under the supervision of Erme Enriquez, qualified person with respect to mineral resource estimations under NI 43-101.  The effective date of the resource estimate is September 30, 2019.  Mr. Enriquez is independent of SIM by the definitions and criteria set forth in NI 43-101; there is no affiliation between Mr. Enriquez and SIM except that of independent consultant/client relationships.

The San Martin resources are classified in order of increasing geological and quantitative confidence in Proven and Probable, Inferred, Indicated, and Measured categories in accordance with the “CIM Definition Standards – For Mineral Resources and Mineral Reserves” (2014) and therefore NI 43-101.  CIM mineral resource definitions are given below, with CIM’s explanatory text shown in italics:

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource.  An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors.  The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.  The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction.  Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs.  The Qualified Person should state if the assessment is based on any direct evidence and testing.

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved.  For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years.  However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral

Reserve.  It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.  Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed

Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines.  Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.  Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource.  It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit.  This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Modifying Factors

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

15.4Reconciliation of Mineral Reserves to Production

Due to the lack of data for calculating reserves and reconciling resources, the transformation of resources into reserves was used for this purpose. This method was established by Mr. Enriquez, for all Luismin's operations, and was used by WGM for their Technical Report of 2009.

The Transformation of resources into reserves, for the period of April 2014 to September 2019 is shown in Table 15-1.  QP states that the data used for this report, where the transformation of inferred resources into proven and probable reserves is calculated, has the same validity as those used in the past by Luismin, and with which it was operated for a long period of time.

During the four-year period (2014 to 2017), the percentage of the estimated Inferred Resource at San Martin transformed into Mineral Reserves was 216% (i.e. the Inferred Mineral Resource was underestimated as the estimate transformed into Mineral Reserves was exceeded by 116%.  This is right since no indicated resources have been determined in the history of the deposit.

Table 15 1: Resources transformed into reserves from Apr 2014 to Apr 2018

The geology staff at San Marín prepare reconciliations of the Life of Mine plan (LOM) to actual production from sampling monthly.   The reconciliation compares the LOM with geology estimates from chip sampling and plant estimates based on head grade sampling. Reconciliation estimates a positive variance on tonnes for both geology and LOM as compared to the plant reported tonnes for 2018 (Table 15-2). Estimated tonnage was 3% lower for geology and 3.1% lower for the plant than specified in the LOM.  Silver equivalent grades were 16% higher for geology and 14% lower for the plant than specified in the LOM.  The differences in less tonnage and lower grades than the LOM can be attributed to lower gold prices and thus development was limited during 2018.

Table 15 2: Mine Plant Reconciliation San Martin Mine

Although the reconciliations conducted by SMI show fair comparisons on planned values versus actual values the reconciliation process should be improved to include the estimated tonnes and grade from the resource models.  By comparing the LOM plan monthly to the plant production, the actual physical location of the material mined may be different in the plan versus the actual area that was mined.

The overall reconciliation is good and supported the mine’s ongoing program of reserve estimation and grade control.  It has been determined since that time that neither tonnage or grade were in fact reconciled with the mill production, which has resulted in some historic production being overstated and some resource grades are also overstated.  The reconciliation process needs to be improved and estimated year to year by using the normal procedures, particularly regarding resource grade which tend to be based on average production grades from similar orebodies.

15.5Mineral Reserves

Mineral reserves are derived from Inferred resources after applying the economic parameters as stated previously and utilizing the VLP to generate stope designs for the reserve mine plan.  The stope designs are then used to mine on levels along with the required development for the final mine plans.  The San Martín Mine Project mineral reserves have been derived and classified according to the following criteria:

Figures 15-1 and 15-2 shows reserve blocks depicted on a portion of a typical longitudinal section. Proven reserve blocks are shown in red, Probable reserve blocks are shown in yellow.  The mine planners have determined that extraction of the blocks is feasible given grade, tonnes, costs, and access requirement.

The San Martín Mine Project mineral reserves have been derived and classified according to the following criteria:

•

Proven mineral reserves are the economically mineable part of the Measured resource for which mining, and processing/metallurgy information and other relevant factors demonstrate that economic extraction is feasible.

•	Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which SIM has a mine plan in place.

The Proven and Probable mineral reserves for the San Martin mine as of September 30, 2019 are summarized in Table 15-3.  The mineral reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 15 3: Proven and Probable Mineral Reserves, Effective Date September 30, 2019

•	Reserve cut-off grades are based on a 1.66 g/t gold equivalent.
•	Metallurgical Recoveries were 86% gold and 55% silver.
•	Mining Recoveries of 90% were applied.
•	Minimum mining widths were 1.5 meters.
•	Dilution factors is 20%. Dilution factors are calculated based on internal stope dilution calculations.
•	Gold equivalents are based on a 1:81 gold:silver ratio. Au Eq= gAu/t + (gAg/t ÷ 81)
•	Price assumptions are $1300 per ounce for gold and $16.00 per ounce for silver.
•	Mineral resources are estimated exclusive of and in addition to mineral reserves.
•	Resources were estimated by SIM and reviewed by Erme Enriquez CPG.

Figure 15- 1: Typical vertical longitudinal section (VLP) showing the blocks of proven and probable ore in the San José II orebody

15.6Factors that may affect the Reserve Calculation

The San Martín operation is an operating mine with a relatively long history of production. The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the San Martín Mine Property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan. It is unlikely that there will be a major change in ore metallurgy during the life of the current reserves, as nearly all of the ore to be mined will come from veins with historic, recent, or current production. The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider these errors to be material to the reserve estimate. Areas of uncertainty that may materially impact the Mineral Reserves presented in this report include the following:

•	Mining assumptions,
•	Dilution assumptions,
•	Exchange rates,
•	Changes in taxation or royalties,
•	Variations in commodity price,
•	Metallurgical recovery, and
•	Processing assumptions

ELEV. 2,300 m.
ELEV. 2,200 m.
ELEV. 2,100 m.
ELEV. 2,000 m.
ELEV. 1,900 m.
ELEV. 1,800 m.
ELEV. 1,700 m.
SAN JOSE
TAJO SAN JOSE
SAN MARTIN
Extractor
Cuerpo 28
Cuerpo 29
Cuerpo 30
Cuerpo 31
SECCION LONGITUDINAL GENERAL 10,000 E
Escala 1: 2,000
10,000 N
11,000 N
12,000 N
10,000 E
N
SAN JOSE I
SAN JOSE II
Presa de Jales
SAN MARTIN
GUADALUPE
AREA 28
AREA 29
AREA 30
AREA 31
Falla Princesa

UNIDAD SAN MARTIN			PLANO DE RESERVAS SECCION GENERAL 10,000 E
Realizo:	Revisó:	Aprobó: ING. JOSE JESUS PEREZ	
DEPTO. DE GEOLOGIA	Escala: 1: 5,000	Fecha: ENERO 29 2018

Figure 15- 2: General vertical longitudinal section of the San Martin Mine showing the proven and probable reserve blocks.

16. MINING METHODS

16.1Mining Operations

Since 2007, SIM has been in control of the day-to-day mining operations at the San Martin Mine Project. SIM assumed control of the mining operations from a local mining contractor in order to allow for more flexibility in operations and to continue optimizing the costs.

The San Martin Mine project has a roster of 75 employees, 170 unionized workers and an additional 152 contractors. The San Jose mine operates on two 10-hour shifts (contractors) 20 by 8.  The San Martin works 3 shifts 8 hours each, six days a week.  The supervisors are in shifts of 20 by 8 for body 28 and 10 by 4 for San Martin. The mill operates on a 20/8 schedule.

The CMPB miners are skilled and experienced in vein mining and are currently unionized. In the production / development function, the Company’s agreement with the contractor is based on a set price There is an incentive system in place rewarding personnel for good attendance, safety and production. Technical services and overall supervision are provided by SIM staff. The mine employs geology, planning and surveying personnel and has detailed production plans and schedules. All mining activities are being conducted under the direct supervision and guidance of the mine manager.

16.2Mining Method

The San Martin underground mine is accessed through a tunnel located at the 2,050-meter level.  Underground production is conducted utilizing mechanized cut and fill stopes using dry waste as backfill.  The backfill comes from development and stope preparation.  Ore is hauled out of the mine by dump trucks of 14 m3.

As in many other mines, variants of mining methods are used in the San Martin mine.  Following a detailed description is given that aims to clarify how to mine in this mine.

Mining Methods of exploitation used in San Martin mine, in the three sectors of the mine:

•	Body 28
•	San Martin Body
•	San Jose Body

It is known that the exploitation of mineral deposits by underground methods is more complex than those on the surface, so it is necessary to devote special attention to each of the existing methods, for a successful planning of the exploitation of a body of ore. The selection of the mining method that is intended to be used in a deposit or a mineralized body must be studied carefully, taking into consideration that it is the method that must be adapted to the deposit and not in the opposite way.

The mining method, used in the stopes with tabular mineral body in vein, is Cut and Fill. In this mining method, mining is done from the bottom to the top of the different horizons or mineral floor. It consists of opening a raise on ore that will serve as a slot or exit for the blasting, semi vertical or the closest to 90°, respecting the dip of the mineralized structure. After a mineral cut has been completely extracted, respecting a previously marked line of lag, it is then filled with backfill or waste material until the control line that previously served as a reference for mucking.  Before starting the new cut in the cycle, cut-extraction-filling is repeated until finished.

Due to the mineralization potential in the body 28, because it is a large breccia and not a tabular or vein body, two mining methods were adapted, considering first developing parallel streets, separated by 4 to 5 metre pillars, turning these streets into the primary blocks and the pillars in the secondary blocks.

Cut is done in two phases: In a first stage, shrinkage is applied to the primary blocks until reaching the upper level located at 8 to 10 metres up.  In this phase the infill is done by using a type of cemented filling (CRF, Cemented Rock Fill), to give extra support to the fill.  In the second phase cut and fill is used to recover the secondary blocks. The main characteristics of this mining is that a maximum recovery of ore is guaranteed, the subsidence of the land is prevented both from the surface and inside the mine and the highest possible production is maintained.

To evaluate the dimensions and stability of the stopes, modeling by finite elements and an empirical calculation of the sizing of stopes were used to evaluate mainly the stability and guarantee the safety of the area.

Conclusions for mining the body 28 were: The dimensions of the proposed stopes are up to 4-metre-wide by 8-metre-high by 20-metre-long, based on the general geomechanical characteristics of the breccia-structure and the stability of the rock mass and operational safety. When there are areas of lower quality, such as fault zones and areas of breccia with high fracturing and a poor matrix, it is necessary to use shotcrete accompanied by electro-welded mesh and cables for better support of the rock. Also, the dimensions of the stopes are reduced to avoid rock falling or dilution by the unstable walls of the stopes and to increase the safety of the mining operation.

The increase in the dimensions of the stopes is directly proportional to the use of support elements such as cables, mesh or shotcrete.

The first stage consists of the development and mining of primary streets. Drifting is carried out with jackleg drills starting with dimensions of 4.0 x 3.0 metre, both on a lower level and an upper level separated by a vertical pillar of 8 metre.

As a result, vertical cuts are made using shrinkage system for the communication of both levels and the subsequent mucking with remote-controlled scoop tram equipment. The next step is filling the open space created by this cycle, with a mixture of dry backfill, sand and 5% cement.

Once the filling is completed, the following step is the development and mining of the secondary blocks:

A drift is driven with a section of 4.0 x 2.5 metres, in a single lower level. Subsequently, the cut and fill is applied in an ascending manner, with cuts of 1.8 m to avoid clearings of prolonged heights and guarantee the safety of the area.

Once the stopes are empty of ore, they are filled with CRF or waste-cement filling with the support of scooptrams.  The CRF mixture contains 86% waste, 5% Portland cement and 9% water, which gives us the strength (5.0 kg / cm2) and setting time of 28 days, necessary for the exploitation cycle.

The cemented filling, which is called consolidated (consolidado), of the primary blocks, is carried out in a single stage:  A plug is placed in the lower level and then the CRF is emptied from the upper level, in a clearing of 8 metres high, with support from scooptram, which is accumulated in a descending way, in the form of a waterfall, until the stop is filled 100%.  For the secondary streets it is used normal dry fill with waste rock.

16.3Mining Equipment

Ore and waste transportation is by scooptram and truck haulage. Ore and waste haulage is performed using 14-tonne underground trucks. Single boom jumbo drills and jacklegs are used for development headings and conventional cut and fill stope drilling is by jackleg. A total of 45 jackleg drills are available in inventory.

A list of the major underground equipment on-hand at San Martin is listed below.  According to SMI’s personnel, all that equipment is in good, well-maintained condition and is operating on very smooth clean roads.

Table 16- 1: SIM List of Mine Equipment in the San Martin Mine Project

17.RECOVERY METHODS

The San Martin Mill is a conventional cyanidation mill using the Merrill Crowe recovery process, with a rated capacity of 1,100 tpd. The mill flowsheet employs two stage fine crushing, grinding is also two stages with both ball mills and a tower mill followed by total ore cyanide leaching in a CCD circuit. Gold and silver is recovered with zinc precipitation and is refined on site to doré.

In the period April 30, 2017 to September 30, 2019 the mill achieved an average throughput of 650 tpd with recoveries of 86 % for gold and 55 % for silver.

A tailings filtration plant to provide for dry handling and stacking of the tailings was installed in 2005 and the recommendations by AMEC have been implemented and the tailings dam is being reinforced to better standards.  The San Martin flowsheet has been shown in previous section 13.

18.PROJECT INFRASTRUCTURE

SIM has all the necessary mine and mill infrastructure to operate the San Martin Mine Project efficiently and operates within all the regulatory standards imposed on the project by the various government agencies. Figure 18-1 is view of the portal of the San Martin Mine. Underground mine is relatively dry, no water pumping is necessary.

Figure 18- 1: Portal of the incline for the San Martin Mine

A great part of the facilities is occupied by the mill and tailings dam (Figure 18-2).

The installations in the mine site includes mine offices, maintenance shops, assays laboratory, warehouse and eating facilities for mine personnel (Figure 18-3).  The mine and mill are connected to the electric grid and the mine produces more than enough water for milling operations. Electrical power is supplied by the CFE in a power line of 34.5 kVa.  A secondary electricity generating system with about 500kW capacity to supply power to the mill during a power failure and during the peak supply times when prices are higher, is available.

Figure 18- 2: Installations of mill at the San Marin Mine

Figure 18- 3: Office buildings for the mine.  Operation of the furnace at the San Martin assay laboratory.

19. MARKET STUDIES AND CONTRACTS

The San Martin final product is a doré bar of clean product with few impurities.  There are numerous refineries around the world available to refine the doré. Gold and silver doré in the form of bullion that is produced from the mines was shipped primarily to Italpreziosi Precious Metals Refinery in Italy.  Doré bars are paid at the gold and silver price established by London Fix at the time of the transaction.

20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1General

The San Martin mine operates under the policy of zero industrial discharges into the environment. Surface water in the tailings disposal facilities practically zero due to the tailings are filtered before sending to the dam.

Running water in the intermittent streams within the property is tested for mineral elements and contaminants.  Some water pumped from the underground workings is discharged in the water storage reservoir at the surface and used later for mineral processing.  The following aspects are treated with special care by the company as they represent potential risks to the operation. To reduce the possibility of an incident regarding any of these issues, San Martin has established strict procedures of operation and monitoring in accordance with accepted standards.

•	The tailing dams require strict environmental and operation control because the proximity to the San Martín community represents a risk.
•	Testing for water pollutants into creeks near the tailings dams.
•	Testing of discharge sewage pollutants.
•	Testing of the combustion gases from laboratory's chimneys and foundry, and lead exposure for lab workers.

20.2Permitting

Currently, SIM has maintained all the necessary permits for exploration and exploitation at the San Martín mine site (Table 20-1). A Manifestacion de Impacto Ambiental (MIA) was submitted to Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT) in April 2004.  The license covers all related to the underground expansion of the mine.  In March 2011 approval of a MIA by SEMARNAT allows an expansion for tailings facilities that were not previously required. An amendment for stabilization and expansion was approved by SEMARNAT in early August 2016.  Tailings have been tested periodically; last test was in June 14, 2018.  The results were presented by Intertek+ABC Analytic, finding all within normal parameters.

A mining concession in Mexico does not confer any ownership of surface rights. However, use of surface rights for exploration and production can be obtained under the terms of various acts and regulations if the concession is on government land. The San Martin concessions are located on Ejido (community or co-op) and private property land, and all the agreements with the surface owners has been signed which allows SIM access and authorization to complete exploration and mine operations activities.

Table 20- 1: List of permits of the San Martin Mine

Permit	Mining Stage	Agency	Status
Environmental Impact Statement (MIA)	Construction/operation abandonment	Secretary of Environmental and Natural Resources (SEMARNAT)	In place
Land use change study	Operation/ abandonment	SEMARNAT- General Department of Permitting for Forrestry and Soils	In place
Explosive handling and storage permit	Operation	National Secretary of Defense (SEDENA)	In place
Archeaological Release Letter	Operation	Nation Institute of Srcheology and History (INAH)	In place
Water use concession title	Operation	National Comission of Water (CNA)	In place
Water discharge permit	Operation	National Comission of Water (CNA)	In place
Surface Owners Agreement	Access, direct exploration and drilling	Surface owners	In place
Preventive Environmental Impact Report	Raod conditioning and direct exploration	Secretary of Environmental and Natural Resources (SEMARNAT)	In place

20.3Tailings Dam and Reforestation

A reinforcing berm of compacted fill was built along the downstream toe of the tailings dam to increase the dam safety factor. The downstream side of the reinforcing berm has been constructed at a 2:1 slope. A trench has been excavated and a French drain system constructed on the downstream side of the dam to intercept seepage. The seepage is collected in a sump for recycle back to the mill.  The French Drain trench has been backfilled and the area is being re-vegetated.

All the tailings dam construction follows recommendations made by AMEC who visit the site periodically to ensure that construction is adequate.  A diversion ditch at the north end of the pond has been completed and all final berms are being re-constructed of compacted tails with waste rock rip-rap exteriors.

The reforestation, in the tailings dam, is done with 22 species of plants produced in the nursery of the mining unit, among shrubs, trees and herbaceous. First the preparation of the land is made placing a layer of inert material (mixture of soil and rock) and on this one layer of vegetal soil, to later make the plantation with a relation of 1 individual by each 2 m2, 1 arboreal species for each 4 shrubs and / or herbaceous, taking place mainly in the months of July and August, when the rains have stabilized to obtain a higher percentage of plant development. The annual average of the reforestation is over 5000 plants (Figure 20-1).

Figure 20- 1: Reforestation on the NE side of the tailings dam at San Martin

20.3Social and Community Impact

SIM considers nearby communities as important stakeholders and, as such, the company pays special attention to their problems and requests for support.  A good neighbor and open-door policy characterize the relations with the communities inside and around the area of operations.  A company representative interacts with the local authorities frequently.

According to the population and housing census of 2010, the inhabitants in the surrounding communities include 52,401 people living in the 5 locations. Women are 51.3% of the population. Table 20-2 presents population by gender in the communities, and shows the relationship of San Martín with them, whether directly or indirectly.

Table 20- 2: Neighboring community population at San Martin mine

The relationship with a community is indirect whenever it has a direct relationship with another mining company. Regardless of the indirect relationship with these communities, San Martín considers that it has a shared commitment with them.

San Martín has a policy of social responsibility based on community development. The tactic used to achieve this strategic principle is focused on:

•

Education and Employability: Promoting learning opportunities ranging from basic education to technical skills and supporting the creation and development of small business that provide an economic alternative to mining related jobs.

•	Infrastructure: Supporting construction, improvement or rehabilitation of community facilities, such as the Church, the playgrounds, or the roads.
•	Health: In partnership with government institutions, SIM promote several health campaigns in the communities such as dental, vaccines, nutrition, pet control, and others.
•	Sports: Also, in partnership with government institutions and NGOs, SIM supports summer camps for children and in the last two years has sponsored one of the main races that happen in Guanajuato.
•

Environment: SIM runs different environmental campaigns in the communities, such as the recycling of electronics, the reuse of tires to rehabilitate recreational sites, reforestation initiatives, cleaning up campaigns, and others.

•

Traditions and Culture: SIM supports throughout the year the different celebrations that happen in the community, such as the day of the miner, mother´s day, day of the death, children´s day, Christmas celebrations, and others. SIM responds to ongoing requests from the community.

In order to carry out social responsibility actions, San Martín has an internal procedure intended to channel the demands of the local communities, to assess their needs, to prioritize them, and to evaluate donations to be made to improve quality of life.

21. CAPITAL AND OPERATING COSTS

Capital and operating budgets are prepared for each calendar year for the mine by mine staff. These budgets are continuously reviewed against production to ensure profitability.  For the third quarter of 2019 operating year the average cost of production was US$75.72 per tonne milled, including capital allowance.  This cost includes all minesite administration.  SMI has a commitment to the community, but also to operating costs. In order to lower costs, the company has had to lower 32% in personnel reduction, in areas that were not critical for production. This staff cut will be reflected in costs in subsequent months.

SMI has some additional admin costs for head office administration and these numbers are well documented in the company’s financial statements which are filed quarterly on SEDAR.com.

22. ECONOMIC ANALYSIS

SMI currently has only one operating mine and no other active exploration projects therefore the best economic analysis of the operation can be reviewed in the financials filed by SMI.  See quarterly and annual financial statements for SMI on SEDAR.com.

23. ADJACENT PROPERTIES

Exploraciones Mineras La Parreña, S.A. de C.V. (Peñoles) has a claim of 822 hectares, located on the Central-West part of the SIM’s concessions. This claim has been cancelled but hasn’t been released by the Mexican Mining Bureau. The name of the claim is Colón and is registered with the Title No. 237380 and also the status of this claim is cancelled. Peñoles also holds The Palmita claim, Title 237379, with an area of 99.97 hectares.

Another property is the San Judas Tadeo claim, Title No. 220535, covering 700 hectares.  This property is private and has three owners, the main owner is Ciro Feregrino.  This property is located to the northeast of the SIM’s claims.

24. OTHER RELEVANT DATA AND INFORMATION

This report summarizes all data and information material to the San Martín Mine Project as of September 30, 2019. QP knows of no other relevant technical or other data or information that might materially impact the interpretations and conclusions presented herein, nor of any additional information necessary to make the report more understandable or not misleading.

25. INTERPRETATION AND CONCLUSIONS

25.1Exploration

Mr. Enriquez has the following conclusions regarding the exploration efforts and potential for the San Martin Mine:

•

A new interpretation of the exploration model in the district has been proposed by the geologists of the mining unit. I have reviewed this new interpretation and it agrees very well with the interpretation of the location of the mineral, in the San Martin mine, in the eastern limb of a major anticline. This makes the investigation in the Santa Elena area portion increasingly critical and necessary. The west limb of the anticline has not been explored and further research with diamond drilling in that area will be necessary. Several areas within San Martin would benefit from additional drilling, as the current spacing is insufficient to adequately define the continuity of mineralization for prospective mining. Areas that would benefit from additional drilling to improve confidence in the estimation include Santa Elena NE and the Santa Elena SW, both with potential resources for the future of the mine.

•

Other areas such as extensions of Cuerpo 28 and the widening of the San Martin structure orebodies within the existing mining operations and would benefit from additional drilling to expand known resources and give extra life to the mine.

•

QP notes that areas such as Santa Elena NE would benefit from better positioning of drill stations to investigate the spatial position with respect to the known stratigraphy in the eat limb of the anticline.

25.2Resource Estimates

Mr. Enriquez is of the opinion that the Mineral Resource Estimate has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated mineral resources is sufficient for declaration of Inferred classifications of resources. QP has not classified any of the resources in the Measured category due to some uncertainties regarding the data supporting the Mineral Resource Estimate.

These deficiencies include:

1) The lack of a historic QA/QC program, which has only been supported by a recent resampling and modern QA/QC program for channel samples and a limited number of holes. This will be required in order to achieve Measured resources which generally are supported by high resolution drilling or sampling data that feature consistently implemented and monitored QA/QC.

2) The lack of consistently-implemented down-hole surveys in the historic drilling. Although the survey data doesn’t show significant deviations from planned orientations, it would be priority to have all holes surveyed.

25.3Mineral Reserve Estimates

Mr. Enriquez is of the opinion that the Mineral Reserve Estimate has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated mineral reserves is sufficient for declaration of Proven and Probable classifications of reserves.  The San Martin mine is a producing operation with over 27 years of continuous operation. Recent production data was used as a primary source of information to validate or derive, as necessary, the relevant modifying factors used to convert Mineral Resources into Mineral Reserves. The initial production decision was not based on a feasibility study of Mineral Reserves demonstrating economic viability. There is an increased uncertainty and economic and technical risks of failure associated with this production decision. The production schedule associated with this reserve estimate results in mining until September 2019 at an average production of approximately 650 tpd. The tailings storage facility is big enough to support the production of LOM without problem.

26. RECOMMENDATIONS

Outside of the currently known reserve/resource, the mineral exploration potential for the San Martín Mine are very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage. The concession areas contain many veins and targets for exploration and the QP considers there to be reasonable potential of discovering new veins and extensions, besides those that are currently known. An exploration budget has been developed for 2018 and discussed in the following section.

26.1Exploration Program

Exploration budgets for San Martín are approved for 6,000 meters of drilling for 2020 year. Table 26-1 summarizes the planned 2020 exploration budget for San Martín.

Table 26 1: Drilling budget for 2020, San Martin and Santa Elena

Diamond drilling program will be carried out with rigs property of SIM.  Drilling will be performed underground, with exception of three scout holes recommended for the Santa Elena SW Extension, this to investigate the stratigraphic position on that area.

26.2Geology, Block Modeling, Mineral Resources and Reserve

QP recommends that the continuation of the conversion of all resources into reserves from 2D polygons-blocks be continued.  During 2017, considerable progress was made in this regard. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an import source of economic material encountered in the current operation and could provide additional tonnage to support the mine plan.

Currently SMI utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations.  QP recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the chip-channel samples from stopes and drifts as well as exploration and underground drilling results.  This will help in keeping data densities consistent in each modeling effort and allow another level into the reconciliation process to compare modeling results.

Although the reconciliations conducted by SIM show good comparisons on planned values versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource blocks.  By comparing the LOM plan monthly to the plant production, the actual physical location of the material mined may be different in the plan versus the actual area that was mined.  Due to the many faces that are mined during a day this can only be completed on an average monthly basis to account for the blending of this material at the mill.  The monthly surveyed as mined areas should be created and saved monthly for reporting the modeled tonnes for each month.

The model predicted results versus actuals can then be used to determine if dilution factors need to be adjusted or perhaps the resource modeling parameters may require adjustment if there are large variances.  On a yearly basis, the mill production should be reconciled to the final doré shipments and resulting adjustment factors should be explained and reported.

As discussed before, there is potential to increase the classification of the estimated mineral resources to Measured status, and to expand the extents of mineralization of economic interest within the San Martin property.  The project therefore warrants significant additional investment in exploration with the goals of: (i) increasing confidence in the existing resources, which are potentially amenable to continue underground mining; (ii) expanding the potential open-pit resource base at the Santa Elena SW; and (iii) testing the high-grade vein potential at depth on the possible structure of Santa Elena NE.

The author recommends a drilling program with an estimated total cost of US$405,000 as outlined in Table 26.1.  Prior to significant surface activities, specifically drilling, project-wide digital topography should be obtained (DTM).

Proposed drilling at surface to test the Santa Elena SW includes at least 1500 metres in 2020. This drilling should focus on testing extensions to previously defined mineralization with trenching, including anomalous-grade wide structure within lithologic sedimentary units beneath the porphyritic rhyolite, on the western limb of the anticline that contains mineralization at San Martin.

Extensive specific-gravity testing should be undertaken on all core holes drilled and from underground.

Following completion of the proposed drilling underground and surface, an updated resource estimate should be completed.

As a critical part of the work program summarized above, QP recommends that CMPB undertake the following data capture and evaluation to improve confidence in the project database and, together with the proposed drilling, support the classifications of ore for future resource estimations:

•

Digital electronic compilation of all comments on the drill logs concerning sample recovery, sample quality, difficult drilling conditions, the intersection of historical workings, all mineralised structures, etc.;

•	Attempt to resolve questions remaining about the details of the historical drill holes, including the dates drilled, hole types, drilling methods, and companies responsible;
•	Digital electronic compilation of historical down-hole deviation records, if they can be located;
•	Digital electronic compilation of original assays sheets from ICP or AA;
•

Continue to seek records that quantify the tonnages and grades of the various brecciated material types processed and their respective gold and silver recoveries, as such information could be pertinent to future potential processing of different materials;

•	Digital electronic compilation of Assay’s QA/QC data, which exist in paper form;
•	Attempt to locate any check-assay results or other QA/QC data pertinent to the mine laboratory and compile digitally in a monthly base;

It is also important for CMPB to compile and evaluate geophysical and geochemical data that may be exist in the historical records.  Insights gained from such an evaluation may be applicable to further exploration drilling of the property, focusing on the Santa Elena area.

Finally, it is recommended that CMPB carry out the underground mine workings and drilling and other work proposed above using a coordinate system compatible with modern-day surveying and GPS measuring devices.  The local minegrid and all historical drill-collar locations should be transformed to Universal Transverse Mercator (“UTM”) projection.  This is a recommendation given before.  This will facilitate the siting and surveying of new drill holes and will allow the integration and evaluation of regional and district geophysical data. It is the author’s opinion that the San Martin Mine is a project of merit and warrants the proposed program and level of expenditures outlined above.

27. REFERENCES

Buchanan, L. J., 1981, Precious metal deposits associated with volcanic environments in the southwest, in Dickinson, W.R., and Payne, W.D., eds., Relations of Tectonics to Ore Deposits: Arizona Geological Society Digest, v. 14, p. 237-262.

Burk, R., 1993, Regional Geology of San Martin Property and Its Relationship to Precious Metal Mineralization, Central Queretaro State, Mexico.  Priv.  Rep.  for Teck Cominco. MEXICO.

Campbell, J., 2012, Reserves and Resources in the San Martín Mine, Mexico, as of July 31, 2012.  For Starcore International Mines LTD.

Enriquez, E., 1995, Trace element zonation and temperature controls of the Tayoltita Ag-Au fossil hydrothermal system, San Dimas district, Durango, Mexico: Unpublished M. Sc. Thesis, Colorado School of Mines, 195 p.

Enriquez, E, 2003, Transformation of Resources into Reserves in Mining Operations of Luismin.  An Update.  Priv. Internal Report for Luismin. 30 p.

Enriquez, E, 2018, Reserves and Resources in the San Martin Mine, Queretaro State, Mexico, as of April 30, 2018.  For Starcore International Mines LTD.

Gunning, D. R. and Whiting, B., 2009, Reserves and Resources in the San Martín Mine, Mexico, as of July 31, 2009.  For Starcore International Mines LTD.

Gunning, D. R. and Campbell, J., 2011, Reserves and Resources in the San Martín Mine,       Mexico, as of July 31, 2011.  For Starcore International Mines LTD.

Gunning, D. R., 2013, Reserves and Resources in the San Martín Mine, Mexico, as of July 31, 2013.  For Starcore International Mines LTD.

Gunning, D. R. and Campbell, J., 2014, Reserves and Resources in the San Martín Mine, Mexico, as of July 31, 2014.  For Starcore International Mines LTD.

Labarthe-Hernández, G. y Tristán-González, M., 2006, Geología del distrito minero de San Martin.  Instituto de Geología de La UNAM.  Rep.  Priv. Compañía Minera Peña de Bernal, SA de CV., 44 p.

Muñoz-Cabral, F., 1993, Modelo genético de los depósitos de oro proyecto San Martín, Qro., Asociación de Ingenieros de Minas, Metalurgistas y Geólogos de México, A.C., XX convención AIMMGM, octubre 27-30, 1993, Acapulco, Gro. México, p. 246-260

Nuñez-Miranda, A., 2007, Inclusiones Fluidas y Metalogénia del Depósito Epitermal Ag-Au del Distrito de San Martín, Mpio. Colón, Qro.  MSc Thesis, 166p.

Ortiz, H.L.E., Solís P.G.N., Mérida, C.A. 1989, Geología y metalogénesis del yacimiento auroargentífero-brechoide epitermal (tipo carlin) de San Martín, Querétaro. XVIII Convención Nacional de la A.I.M.M.G.M., A.C., p. 42-62.

Raisz, E. 1964. Landforms of Mexico (chart). Geography Branch of the Naval Research. 2º ed. Cambridge, Mass. USA.

Rankin, L. R., 2008, Structural Controls on the Carbonate Breccia Hosted Au-Ag Mineralisation, San Martín Deposit, Central Mexico. Private internal report for Starcore International Mines LTD, 55 p.

SGM Servicio Geolólogico Mexicano www.sgm.gob.mx

Spring, V. and McFarlane, G.R., 2002, A Technical Review of the Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico. Watts, Griffis and McOuat NI 43-101 report prepared for Wheaton River Minerals Ltd.

Spring, V., McFarlane, G.R. and Watts, G., 2004, A Technical Review of the Tayoltita, Santa Rita, San Antonio, and San Martin Mines.  Watts, Griffis and McOuat NI 43-101 report prepared for Chap Mercantile Inc.

Wisser, E. 1966, The Epithermal Precious-Metal Province of Northwest Mexico: Nevada Bureau of Mines Bulletin 13, part C, p. 63-92.

CERTIFICATE

To Accompany the Report titled

“Reserves and Resources in the San Martin Mine, Querétaro State, Mexico, as of September 30, 2019” for Starcore International Mines Ltd. dated October 30, 2019

I, Erme Enriquez, CPG of Alhelí 142, Fracc. Jardines de Durango, Durango, Dgo. Mexico hereby certify that:

1. I am currently an independent consulting geologist.

2.	I am a graduate of the Universidad de Sonora having obtained the degree of BSc in 1983 and from Colorado School of Mines obtained the degree of MSc in 1996, both in Geological Engineering.
3.

I have been employed in the mining industry continuously since 1983. Since 1985 I have performed resource and reserve estimating in several commodities, including extensive experience in gold and silver and base metals deposits.

4.

I am a member of the American Institute of Professional Geologists of United States and use the title of CPG (Certified Professional Geologist). I am also a Fellow of the Society of Economic Geologists (SEG) and a member La Asociación de Ingenieros de Minas Metalurgistas y Geólogos de México (AIMMGM).

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101(NI 43-101) and certify that by reason of my education, affiliation of my professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.	I have read the definition of “Independence” set out in NI 43-101 and certify that I do not fulfil the requirements of “Independence” for the purposes of NI 43-101.
7.	I have been a reviewer of previous reserve reports on the San Martin Mine from 1998 to 2002 for Minas Luismin, SA de CV.
8.	I have visited the San Martin Mine from October 13 to 14 of 2019.
9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.

I have read the instrument and Form 43-101F. The Technical Report titled “Reserves and Resources in the San Marin Mine, Querétaro State, Mexico, as of September 30, 2019”, which was prepared from information available as of September 30, 2019, and has been prepared in compliance with the instrument and form. I am responsible for this report.

226041864851600-1512215401120011.

I consent to the filing of the Technical Report with and stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day October 2019

_________________________________

Erme Enriquez, CPG BSc, MSc

APPENDIX I

RESERVE BLOCKS BY MINE AREA

SAN MARTIN MINE

SAN JOSÉ I & 2 AREA

DEPURACIÓN DE RESERVAS PROBADAS (as of September 30, 2019)

RESEVAS PROBADAS DILUCION (20%)

Block	Tons Diluidas	Ancho (m) Diluido	Au	Ag	AuEq	Onzas Totales
SJII4046-1	16993	3.25	1.66	4	1.71	935
SJII4253-1	11322	4.17	1.70	6	1.77	643
SJII549-1A	0	1.73	1.50	8	1.60	0
SJII4060-1	2444	1.24	1.80	10	1.92	151
SJII560-1	4114	2.39	1.46	20	1.70	225
SJII650-1	0	2.28	2.47	25	2.78	0
SJII650-2	4555	2.29	2.46	25	2.77	405
SJII549-1	0	3.12	1.51	13	1.67	0
SJII4095-1	2744	2.02	2.24	6	2.32	204
SJII4060-2	387	2.21	1.99	8	2.08	26
SJII 418-1	1739	2.37	1.70	6	1.78	99
SJII 549-2	3584	1.67	1.74	11	1.87	216
SJII 655-2	6156	2.72	1.76	10	1.89	373
	54,039	2.94	1.78	9	1.89	3,279

DEPURACIÓN DE RESERVAS PROBADAS (as of September 30, 2019)

RESERVAS PROBABLES DILUCION (20%)

Block	Tons Diluidas	Ancho (m) Diluido	Au	Ag	AuEq	Onzas Totales
SJII549-3	6375	3.12	1.51	13	1.67	342
SJII549-3A	4668	1.62	1.60	8	1.69	254
SJII650-3	4280	2.39	2.39	24	2.69	370
SJII 418-2	1326	2.37	1.70	6	1.78	76
SJII 549-4	3367	1.63	1.78	11	1.91	207
SJII 655-4	0	2.72	1.76	10	1.89	0
	20,017	2.31	1.78	13	1.94	1248

PROBADAS + PROBABLES	74,055	2.77	1.78	10	1.90	4,528

DEPURACIÓN DE RESERVAS PROBADAS (as of September 30, 2019)

RECURSOS INFERIDOS DILUCION (20%)

Block	Tons Diluidas	Ancho (m) Diluido	Au	Ag	AuEq	Onzas Totales
SJII Inf 01	161542	2.79	1.90	11	2.04	10608
	161,542	2.79	1.90	11	2.04	10608

	235,597	2.78	1.86	11	2.00	15,136

SAN MARTIN MINE

SAN MARTÍN AREA

SECCION LONGITUDINAL SAN MARTIN
SW
NE
ELEV. 2,200 m.
ELEV. 2,200 m.
NIVEL - 1
NIVEL - 2
NIVEL - 4
Falla SJ/SM
SM10400-1
SM10400-3
SMBDD-1
SM INFERIDOS-01
ELEV. 1,600 m.
ELEV. 1,600 m.

10,000 E
10,000 N
10,400 E
10,000 E
9,600 N
9,600 N
10,400 E
10,000 N

UNIDAD SAN MARTIN	COMPAÑIA MINERA PEÑA DE BERNAL S.A.DE C.V. San Martin Municipio de Colón, Qro.
ING. JAVIER LOZANO · ING. MARTIN AGUILAR · OCTUBRE 2019	AREA SAN MARTIN SECCION LONGITUDINAL GENERAL

SAN MARTIN MINE

CUERPO 28 AREA

SAN MARTIN MINE

CUERPO 29 AREA

DEPURACIÓN DE RESERVAS PROBADAS (as of September 30, 2019)

RESEVAS PROBADAS DILUCION (20%)

Block	Tons Diluidas	Ancho (m) Diluido	Au	Ag	AuEq	Onzas Totales
29 5016 C-1	13347	4.50	7.09	90	8.20	3517
29 5119 C-3	18769	2.17	1.70	60	2.43	1467
29 5119 C-1	4697	4.48	4.44	379	9.11	1376
29P3-1	0				0.00	0
296096-1	0				0.00	0
	36,813	3.31	4.00	111	5.37	6,360

DEPURACIÓN DE RESERVAS PROBADAS (as of September 30, 2019)

RESERVAS PROBABLES DILUCION (20%)

Block	Tons Diluidas	Ancho (m) Diluido	Au	Ag	AuEq	Onzas Totales
29 5016 C-2	5816	4.50	7.09	90	8.20	1533
29 5119 C-4	6447	2.17	1.70	60	2.43	504
29 5119 C-2	3933	4.48	4.44	379	9.11	1152
29 6098 C-2	1514	2.09	9.20	36	9.64	469
	17,711	3.44	4.72	138	6.42	3658
PROBADAS + PROBABLES	54,524	3.35	4.24	120	5.72	10,018

DEPURACIÓN DE RESERVAS PROBADAS (as of September 30, 2019)

RECURSOS INFERIDOS DILUCION (20%)

Block	Tons Diluidas	Ancho (m) Diluido	Au	Ag	AuEq	Onzas Totales
29-4110-01	13960	5.51	4.94	31	5.33	2390
29-4110-02	3361	1.85	1.70	12	1.85	200
	17,322	4.80	4.31	28	4.65	2590

	71,845	**3.70**	**4.25**	**98**	**5.46**	**12,608**

SW
NE
29-4110-01
2000 m
2000 m
10,400 E
11,000 N
29-4110-02
10,200 E
11,000 N
10,200 E
RAMPA 4-100
COMPAÑIA MINERA PEÑA DE BERNAL S.A. DE C.V.
San Martin Municipio de Colón, Qro.
Depto. de geologia
Ing. Javier Lozano
Ing. Martin Aguilar
J Carmen Merino O.
1: 1,500
Octubre 2019
AREA 29
GEOLOGIA DEL REBAJE 4-100

SECCION LONGITUDINAL AREA 5-119

NW
SE
2,050 m.s.n.m.
2,000 m.s.n.m.
Falla 29/30
RAMPA 5-098 W

N
11,200 N
20,000 E
Falla 29/30
295119C-2
295119C-3
295119C-4
295016C-1
295016C-2
296098C-2
10,000 E
11,000 N

Geologia: Depto de Geologia	Revisó: Ing. Javier Lozano	Aprobó: Ing. Martin Aguilar
Digitalizó: J Carmen Merino O.	Escala: 1: 1,500	Fecha: Octubre 2019

San Martin Municipio de Colón, Qro.

AREA 29

GEOLOGIA DEL REBAJE 5-119

SAN MARTIN MINE

CUERPO 30 AREA

SAN MARTIN MINE

CUERPO 31 AREA

SECCION LONGITUDINAL AREA 31
NW
SE
RAMPA 6-195
318723-1
313185-3
313185-2
313185-4
318723-2

N
9,800 E
12,000 N
Rpa 8-838
RAMPA 4-154
9,600 E
RAMPA 4-170
11,800 N
9,600 E

Geologia:	Reviso:	Aprobo:
Depto de Geologia	Ing. Javier Lozano	Ing. Martin Aguilar
Digitalizo:	Escala:	Fecha:
J Carmen Merino O.	1: 1,500	Octubre 2019

San Martín Municipio de Colón, Qro.

GEOLOGIA DEL AREA 31 REBAJE 8-170